SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2007

Commission File Number: 1-12158

Sinopec Shanghai Petrochemical Company Limited

(Translation of registrant’s name into English)

Jinshanwei, Shanghai

The People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- Not Applicable

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

Form 6-K

Page

Signature Page	3

Notice of 2007 Extraordinary General Meeting, dated October 29, 2007	Exhibit 99.1

Notice of Attendance for the 2007 Extraordinary General Meeting	Exhibit 99.2

Form of Proxy for 2007 Extraordinary General Meeting	Exhibit 99.3

Circular on Continuing Connected Transactions, dated October 29, 2007	Exhibit 99.4

2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

Date: October 31, 2007	By:	/s/ Rong Guangdao
	Name:	Rong Guangdao
	Title:	Chairman

3

Exhibit 99.1

(a joint stock limited company incorporated in the People’s Republic of China)

(Stock code: 338)

Notice of 2007 Extraordinary General Meeting

Sinopec Shanghai Petrochemical Company Limited (the “Company”) and all of the members of the board of directors jointly and severally accept full responsibility for the truthfulness, accuracy and completeness of the information contained in this announcement and confirm that there are no material omissions or false or misleading statements in this announcement.

NOTICE IS HEREBY GIVEN that the 23rd meeting of the fifth session of the board of directors of the Company was held on 19 October 2007. The Meeting has decided to hold the 2007 extraordinary general meeting (“EGM”) of the Company with details as follows:

1. Basic information for convening the EGM:

(1) Date and Time:	Thursday, 13 December 2007 at 10:00 a.m.

(2) Venue:	Shangri-La Hotel, Shenzhen, Jianshe Road, Shenzhen, the PRC (on the east side of the railway station)

(3) Convenor:	The board of directors of the Company

(4) Form of Convening:	On-site voting

2. Items to be considered at the EGM:

To consider and, if deemed fit, approve the following resolutions as ordinary resolutions:

(i) “THAT the Product Supply and Sales Services Framework Agreement (as defined in the Company’s continuing connected transactions announcement published in “China Securities” and “Shanghai Securities News” on 22 October 2007 (the “Announcement”) or the Company’s the continuing connected transactions circular to its H shareholders dated 29 October 2007 (the “Circular”)) and the Continuing Connected Transactions (as defined in the Company’s Announcement or Circular) contained therein be and is hereby generally and unconditionally approved and confirmed, and that any director of the Company be and is hereby authorized to do allacts and things and execute all documents which may in his or her opinion be necessary, desirable or expedient to implement and give effect to any of the matters relating to, or incidental to, the Product Supply and Sales Services Framework Agreement.”

(ii) “THAT the Comprehensive Services Framework Agreement (as defined in the Company’s Announcement or Circular) contained therein be and is hereby generally and unconditionally approved and confirmed, and that any director of the Company be and is hereby authorized to do all acts and things and execute all documents which may in his or her opinion be necessary, desirable or expedient to implement and give effect to any of the matters relating to, or incidental to, the Comprehensive Services Framework Agreement.”

(iii) “THAT the caps for each of the Continuing Connected Transactions (as defined in the Company’s Announcement or Circular) for the years ending 31 December 2008, 31 December 2009 and 31 December 2010 be and are hereby generally and unconditionally approved.”

3. Attendees of the meeting

(1) Holders of the Company’s shares whose names appear on the Register of Members of the Company as at close of trading on 12 November 2007 (Monday) or their proxies are entitled to attend the Company’s EGM. They shall complete the notice of attendance and return it to the Company by 22 November 2007. For details, please refer to the notice of attendance for the EGM.

(2) The Directors, the supervisors and the senior management of the Company.

(3) Representatives of professional intermediaries engaged by the Company and guests invited by the board of directors.

4. Method of registration:

(1) Please complete the notice of attendance for the EGM. For details, please refer to the notice of attendance.

(2) Registration period: 13 November 2007 to 22 November 2007.

(3) Registration address: For details, please refer to the notice of attendance for the EGM.

By order of the Board Zhang Jingming Company Secretary

Shanghai, the PRC, 29 October 2007

As at the date of this announcement, the executive directors of the Company are Rong Guangdao, Du Chongjun, Han Zhihao, Shi Wei, Li Honggen and Dai Jinbao; the non-executive directors of the Company are Lei Dianwu and Xiang Hanyin, and the independent non-executive directors of the Company are Chen Xinyuan, Sun Chiping, Jiang Zhiquan and Zhou Yunnong.

Notes:

1. Shareholders whose names are registered in the register of members of the Company on close of trade on 12 November 2007 are entitled to attend and vote at the EGM. Holders of the Company’s H- shares should note that the register of members of the Company’s H- shares will be closed from 13 November 2007 to 12 December 2007, both days inclusive, during which period no transfer of shares will be effected. Holders of the Company’s H-shares who wish to attend the EGM should lodge transfer documents and the relevant share certificates with the Company’s H share registrar, Computershare Hong Kong Investor Services Limited, at 17/F, Hopewell Centre, 183 Queen Road East, Hong Kong by 4:00 p.m. on 12 November 2007.

2. Shareholders who intend to attend the EGM are required to send the notice of attendance to the registered address of the Company by 22 November 2007. Please refer to the form of notice of attendance for details.

3. Any shareholder entitled to attend and vote at the EGM is entitled to appoint one or more proxies to attend and vote on his or her behalf. A proxy need not be a shareholder of the Company. Shareholders must appoint a proxy in writing. Such instrument should be signed by the person appointing the proxy or by such person’s authorized representative. If the form of proxy is signed by another person so authorized by the shareholder, the power of attorney or other authorizing document must be certified by a notary. The notarially certified power of attorney or other authorizing document together with the form of proxy must be returned to the registered address of the Company not later than 24 hours prior to the commencement of the EGM. A form of proxy is enclosed herewith. The completion and deposit of a form of proxy will not preclude any shareholder from attending and voting at the EGM.

4. Each shareholder (or his or her proxy) shall be entitled to one vote for each share held. If a shareholder has appointed more than one proxy to attend the meeting, the voting rights can only be exercised by way of poll, if a poll is demanded in accordance with the articles of association of the Company.

5. The EGM is expected to last for half a day. Shareholders attending the EGM shall be responsible for their own transportation and accommodation expenses.

6. In accordance with the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited and the Shanghai Stock Exchange, as at the Latest Practicable Date (as defined in the Company’s Announcement or Circular), only China Petroleum and Chemical Corporation and its associates are interested in the Continuing Connected Transactions (as defined in the Company’s Announcement or Circular), and shall abstain from voting on the above resolutions. The votes to be taken at the EGM will be taken by poll, the results of which will be announced after the EGM.

Exhibit 99.2

(A joint stock limited company incorporated in the People’s Republic of China)

(Stock Code: 338)

Notice of Attendance for the 2007 Extraordinary General Meeting

In accordance with the PRC Company Law and relevant requirements, shareholders who wish to attend the 2007 Extraordinary General Meeting (“EGM”) of Sinopec Shanghai Petrochemical Company Limited (the “Company”) would have to fill in the following notice of attendance.

Name	No. of Shares	A Share	H Share
Identity Card No.	Shareholder Electronic Card No.
Address	Telephone

Signature:	Date:

Notes:

1.	In accordance with the decision made at 23rd meeting of the fifth session of the board of directors of the Company, the share registration date is 12 November 2007. Shareholders whose names appear on the register of members of the Company after the close of trading on the same day are eligible to complete this notice of attendance and attend the EGM.

2.	Please fill in BLOCK LETTERS. Filling in a copy of this form is also valid.

3.	Please attach a copy of your identification document (Identity Card or Passport).

4.	Please attach a copy of your share certificate.

5.	You may return this slip in person, by mail (base on the postal chop of the local post office) or by fax to the Company before 22 November 2007.

6.	(a)

If return is by delivery in person, you can deliver to:

The Secretary’s Office of the Board of Directors of

Sinopec Shanghai Petrochemical Company Limited

48 Jinyi Road, Jinshan District

Shanghai, PRC or

The Secretary’s Office of the Board of Directors of

Sinopec Shanghai Petrochemical Company Limited

Suite B, 28/F, Huamin Empire Plaza

728 West Yan’an Road

Shanghai, PRC

(b) If return is by mail, you can mail to: The Secretary’s Office of the Board of Directors of Sinopec Shanghai Petrochemical Company Limited 48 Jinyi Road, Jinshan District Shanghai, PRC Postcode: 200540

(c)	If return is by fax, you can fax to: The Secretary’s Office of the Board of Directors of Sinopec Shanghai Petrochemical Company Limited at: (8621) 57940050

Exhibit 99.3

(a joint stock limited company incorporated in the People’s Republic of China)

(Stock code: 338)

Form of Proxy for 2007 Extraordinary General Meeting

Number of shares relevant to this form of proxy (Note 1)

I/We(Note 2)

of

being shareholders of Sinopec Shanghai Petrochemical Company Limited (the “Company”) holding                                             A shares,                                              H shares (Note 3, 4) of the Company hereby appoint(Note 5) the Chairman of the 2007 Extraordinary General Meeting and/or                                             as my/our proxy to attend at and vote for me/us and on my/our behalf at the 2007 Extraordinary General Meeting of the Company to be held at Shanghri-La Hotel, Shenzhen, Jianshe Road, Shenzhen, the PRC (on the east side of the railway station) on Thursday, 13 December 2007 at 10:00 a.m. to vote on the following resolutions as indicated. Failure to complete the boxes will entitle my/our proxy to vote at his/her discretion:

To consider and if deemed fit, approve the following resolutions as ordinary resolution.

RESOLUTION	FOR(Note 7)	AGAINST(Note 7)
1. That the Product Supply and Sales Services Framework Agreement (as defined in the Company’s continuing connected transactions announcement published in “China Securities” and “Shanghai Securities News” on 22 October 2007 (the “Announcement”) or the Company’s the continuing connected transactions circular to its H shareholders dated 29 October 2007 (the “Circular”)) and the Continuing Connected Transactions (as defined in the Company’s Announcement or Circular) contained therein be and is hereby generally and unconditionally approved and confirmed, and that any director of the Company be and is hereby authorized to do all acts and things and execute all documents which may in his or her opinion be necessary, desirable or expedient to implement and give effect to any of the matters relating to, or incidental to, the Product Supply and Sales Services Framework Agreement.

2. That the Comprehensive Services Framework Agreement (as defined in the Company’s Announcement or Circular) contained therein be and is hereby generally and unconditionally approved and confirmed, and that any director of the Company be and is hereby authorized to do all acts and things and execute all documents which may in his or her opinion be necessary, desirable or expedient to implement and give effect to any of the matters relating to, or incidental to, the Comprehensive Services Framework Agreement.

3. That the caps for each of the Continuing Connected Transactions (as defined in the Company’s Announcement or Circular) for the years ending 31 December 2008, 31 December 2009 and 31 December 2010 be and are hereby generally and unconditionally approved.

Dated: 2007	Signature(Note 8)

Notes:

1.	Please fill in the number of shares registered in your name(s) to which this form of proxy relates. Failure to complete the number of shares will cause this form of proxy be deemed to relate to all the shares registered in your name in the Company.

2.	Full name(s) and address(es) to be in BLOCK CAPITALS.

3.	Please fill in the total number of shares registered in your name(s).

4.	Please delete as appropriate.

5.	A shareholder entitled to attend and vote at the Meeting is entitled to appoint one or more proxies to attend and vote instead of him/her. A proxy need not be a shareholder of the Company. If any proxy other than the Chairman of the Meeting is preferred, strike out “the Chairman of the 2007 Extraordinary Meeting and/or” herein inserted and insert the name and address of the proxy desired in the space provided. In the event that two or more persons (other than the Chairman of the Meeting) are named as proxies and the words “the Chairman of the 2007 Extraordinary Meeting and/or” are not deleted, those words and references shall be deemed to have been deleted.

6.	If you appoint more than one proxy, such proxies may only exercise the voting rights by way of poll.

7.	IMPORTANT: IF YOU INTEND TO VOTE FOR ANY RESOLUTION, PLEASE PUT A “✓” IN THE “FOR” BOX. IF YOU INTEND TO VOTE AGAINST ANY RESOLUTION, PLEASE PUT A “✓” IN THE “AGAINST” BOX. Failure to complete the boxes will entitle your voting proxy to cast his/her vote at his/her discretion. On a show of hands, a shareholder is entitled to one vote. On a poll, a shareholder is entitled to one vote for every fully-paid share held and a shareholder entitled to more than one vote need not use all his/her votes in the same way. A “✓” in the relevant box indicates that the votes attached to all the shares stated above as held by you will be cast accordingly. The total number of shares referred to in the two boxes for the same resolution cannot exceed the number of shares stated above as held by you. Where numbers are referred to in both boxes for the same resolution, the voting proxy will vote on a show of hands according to the box with the larger number or, in case of a equal number of both boxes, the voting proxy will cast his/her vote at his/her discretion.

8.	This form of proxy must be signed by you or your attorney duly authorised in writing or, in the case of a corporation, must be either under its common seal or under the hand of an officer or attorney duly authorised.

9.	In order to be valid, this form of proxy, together with any power of attorney or other authority (if any) under which it is signed or a notarially certified copy thereof, must be deposited at the Secretary´s Office of the Company, Sinopec Shanghai Petrochemical Company Limited, 48 Jinyi Road, Jinshan District, Shanghai 200540, P.R.C., not less than 24 hours before the holding the Meeting (or any adjournment thereof).

10.	Completion and delivery of a form of proxy will not preclude you from attending and/or voting at the Meeting (or any adjournment thereof) if you so wish.

11.	Any alteration made to this form of proxy must be initialled by the person(s) who sign(s) it.

12.	In representing the shareholders to attend the EGM, the proxy so appointed shall produce his/her identification document and the power of attorney duly signed by appointor or the legal representative of the appointor. The power of attorney shall state the date of issuance.

Exhibit 99.4

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in doubt as to any aspect of this circular or as to the action to be taken, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in Sinopec Shanghai Petrochemical Company Limited, you should at once hand this circular together with the enclosed form of proxy to the purchaser or transferee or to the bank or stockbroker or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this circular, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

(A joint stock limited company incorporated in the People’s Republic of China)

(Stock Code: 338)

CONTINUING CONNECTED TRANSACTIONS

Financial adviser to the Company	Independent financial adviser to
the Independent Board Committee and the Independent Shareholders
J.P. Morgan Securities (Asia Pacific) Limited

Evolution Watterson Securities Limited

A letter from the board of directors of Sinopec Shanghai Petrochemical Company Limited is set out on pages 4 to 29 of this circular, and a letter from the Independent Board Committee is set out on pages 30 to 31 of this circular.

A letter from Evolution Watterson Securities Limited setting out its advice to the Independent Board Committee is set out on pages 32 to 50 of this circular.

A Notice of an Extraordinary General Meeting of Sinopec Shanghai Petrochemical Company Limited to be held at Shangri-La Hotel, Shenzhen, Jianshe Road, Shenzhen, the PRC on Thursday, 13 December 2007 at 10:00 a.m. is set out on pages 56 to 59 of this circular. Whether or not you are able to attend the meeting, please complete and return the form of proxy enclosed with this circular in accordance with the instructions printed thereon as soon as possible and in any event by not later than 24 hours before the time appointed for the holding of the meeting. Completion and return of the form of proxy will not preclude you from attending and voting at the meeting should you so wish.

29 October 2007

DEFINITIONS

In this circular, unless the context otherwise requires the following expressions have the following meanings:

“associate(s)”	has the meaning given to it by the Hong Kong Listing Rules

“Board”	the board of Directors of the Company

“CBRC”	China Banking Regulatory Commission

“China Petrochemical Corporation”	a wholly State-owned company organized in the PRC

“China Petroleum & Chemical Corporation”	a company organized in the PRC and listed on the Main Board of the Hong Kong Stock Exchange (with stock code 386) as well as in New York, London and Shanghai

“Company”	Sinopec Shanghai Petrochemical Company Limited, a company organized in the PRC and listed on the Main Board of the Hong Kong Stock Exchange as well as in Shanghai and New York

“Comprehensive Services Framework Agreement”	the framework agreement dated 19 October 2007 entered into between the Company and China Petrochemical Corporation in relation to the provision by China Petrochemical Corporation and its associates of certain services to the Company

“connected person”	shall have the meaning ascribed to it in the Listing Rules

“Continuing Connected Transactions”	the on-going connected transactions to be conducted by the Company and China Petrochemical Corporation, China Petroleum & Chemical Corporation and its associates in respect of (i) purchase of raw materials by the Company; (ii) sale of petroleum products by the Company; (iii) sale of petrochemical products by the Company; (iv) leasing of properties by the Company; (v) agency sale of petrochemical products by the Company; (vi) provision of construction, installation and engineering design services; (vii) petrochemical industry insurance services; and (viii) provision of financial services by China Petrochemical Corporation, the terms of which are set out in the Framework Agreements

“controlling shareholder”	shall have the meaning ascribed to it in the Listing Rules

“Director(s)”	director(s) of the Company, including independent non-executive directors

“Evolution Watterson”	Evolution Watterson Securities Limited, the independent financial adviser to the Independent Board Committee and the Independent Shareholders in respect of the Continuing Connected Transactions and a licensed corporation under the SFO to carry on type 1 (dealing in securities), type 4 (advising on securities) and type 6 (advising on corporate finance) regulated activities

“Framework Agreements”	the Product Supply and Sale Services Framework Agreement and the Comprehensive Services Framework Agreement

“Group”	the Company and its subsidiaries

“Hong Kong”	Hong Kong Special Administrative Region of the PRC

“Hong Kong Listing Rules”	The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited

“Hong Kong Stock Exchange”	The Stock Exchange of Hong Kong Limited

“Independent Board Committee”	the committee of independent non-executive Directors, consisting of Chen Xinyuan, Sun Chiping, Jiang Zhiquan and Zhou Yunnong, which has been formed to advise the Independent Shareholders in respect of the terms of the Continuing Connected Transactions and the proposed annual caps for three years ending 31 December 2010 on each of the Continuing Connected Transactions

“Independent Shareholders”	Shareholders other than China Petroleum & Chemical Corporation and its associates

“Latest Practicable Date”	26 October 2007, being the latest practicable date before the printing of this circular for ascertaining certain information

“Notice of Extraordinary General Meeting”	the notice convening an extraordinary meeting of the Company, to be held on 13 December 2007, set out on pages 56 to 59 of this circular

“Original Framework Agreements”	has the meaning given to it under the paragraph headed “2. Background to the Continuing Connected Transactions” under the section headed “Letter from the Board” as set out on page 5 of this circular

“PBOC”	People’s Bank of China

“PRC”	the People’s Republic of China, excluding, for the purposes of this circular, Hong Kong, Macau and Taiwan

“Product Supply and Sale Services Framework Agreement”	the product supply and sale services framework agreement dated 19 October 2007 entered into between the Company and China Petroleum & Chemical Corporation in relation to the purchase of raw materials, the sale of petroleum products and petrochemical products, the provision of property leasing services, and the provision of agency sale services of petrochemical products

“RMB”	Renminbi, the lawful currency of the PRC

“SFO”	Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong)

“Shanghai Listing Rules”	the listing rules of the Shanghai Stock Exchange

“Shareholders”	the shareholders of the Company

“subsidiary(ies)”	has the meaning given to it by the Hong Kong Listing Rules

“Supervisors”	the supervisors of the Company

LETTER FROM THE BOARD

(A joint stock limited company incorporated in the People’s Republic of China)

(Stock Code: 338)

Executive Directors: Rong Guangdao Du Chongjun	Registered Office: 48 Jinyi Road Jinshan District Shanghai
Han Zhihao Shi Wei Li Honggen Dai Jinbao	200540 PRC
Non-executive Directors: Lei Dianwu Xiang Hanyin
Independent non-executive Directors: Chen Xinyuan
Sun Chiping Jiang Zhiquan Zhou Yunnong
29 October 2007

To the Shareholders

Dear Sir or Madam,

CONTINUING CONNECTED TRANSACTIONS

1. INTRODUCTION

Reference is made to the Company’s announcement dated 19 October 2007 with respect to the resolutions passed at the 23rd meeting of the fifth session of the Board on 19 October 2007 and the announcement dated 19 October 2007 with respect to the Continuing Connected Transactions.

As disclosed in the above announcements, these Continuing Connected Transactions and their proposed annual caps are subject to Independent Shareholders’ approval pursuant to the requirements under Chapter 14A of the Hong Kong Listing Rules. This circular is prepared in accordance with the Hong Kong Listing Rules and the Shanghai Listing Rules, respectively, with detailed information about the Continuing Connected Transactions and the extraordinary general meeting of the Company to be held at Shangri-La Hotel, Shenzhen, Jianshe Road, Shenzhen, the PRC on Thursday, 13 December 2007 at 10:00 a.m. for the Independent Shareholders to consider, and if thought fit, approve the Continuing Connected Transactions and their proposed annual caps under the Framework Agreements.

2. BACKGROUND TO THE CONTINUING CONNECTED TRANSACTIONS

The Company was granted waivers by the Hong Kong Stock Exchange from strict compliance with the relevant provisions of the Hong Kong Listing Rules with respect to the Continuing Connected Transactions at the time of the Company’s initial public offering on 6 July 1993. Subsequently in February 2000 when China Petrochemical Corporation (formerly a substantial shareholder having a direct interest in the Company) underwent a major reorganization, the Hong Kong Stock Exchange confirms that the waivers would remain valid following such reorganization.

As a result of the subsequent changes made to the Hong Kong Listing Rules by the Hong Kong Stock Exchange, the relevant waivers were no longer valid and the Company must comply with the relevant requirements of the Hong Kong Listing Rules so that it could continue to conduct the Continuing Connected Transactions. Under the Hong Kong Listing Rules, these Continuing Connected Transactions are subject to the approval of the Company’s Independent Shareholders. The Company entered into certain framework agreements (the “Original Framework Agreements”) with China Petrochemical Corporation and China Petroleum & Chemical Corporation on 28 April 2005. Details of the Original Framework Agreements were disclosed in the Company’s announcement dated 28 April 2005 and the Company’s circular dated 13 May 2005. The then Independent Shareholders of the Company approved the continuing connected transactions under the Original Framework Agreements at the extraordinary general meeting of the Company held on 28 June 2005 and resolved that the aggregate annual transaction value regarding the continuing connected transactions for the three years ending 31 December 2005, 2006 and 2007 should not exceed the approved annual caps. Subsequently, due to an unexpected substantial increase in international crude oil prices which triggered corresponding increase in the open market prices of petroleum products, the annual caps for the purchase of raw materials and the sale of petroleum products for 2005, which were approved by Independent Shareholders on 28 June 2005, were expected to be exceeded. Accordingly, in November 2005 the Company proceeded to amend the purchase of raw materials cap and the sale of petroleum products cap under the Original Framework Agreements, with an announcement published on 10 November 2005 and a circular to Shareholders dated 11 November 2005 to seek approval on the revised annual caps from the then Independent Shareholders. The then Independent Shareholders of the Company approved the revised caps at the extraordinary general meeting of the Company held on 30 December 2005.

As the Original Framework Agreements will expire soon on 31 December 2007 and the Company intends to continue to conduct similar transactions in the future in order to ensure that the normal operation of the Company will not be affected, the Board proposes the Company to enter into a new set of framework agreements with China Petrochemical Corporation and China Petroleum & Chemical Corporation. Pursuant to the Hong Kong Listing Rules, the transactions under the Framework Agreements are Continuing Connected Transactions subject to the approvals of the Company’s Independent Shareholders. Pursuant to the Shanghai Listing Rules, the Continuing Connected Transactions under the Framework Agreements are required to fulfill the relevant review and information disclosure procedures.

At the 23rd meeting of the fifth session of the Board held on 19 October 2007, the Board approved each of the Continuing Connected Transactions and the execution of the Framework Agreements.

An Independent Board Committee has been established to advise the Independent Shareholders as to the terms of the Continuing Connected Transactions and the proposed annual caps on the relevant Continuing Connected Transactions for the three years ending 31 December 2008, 2009 and 2010. A letter from the Independent Board Committee setting out its advice to the Independent Shareholders is set out on pages 30 to 31 of this circular. The Independent Board Committee is advised by Evolution Watterson. Evolution Watterson is the independent financial adviser appointed by the Board to advise the Independent Board Committee and the Independent Shareholders. A letter from Evolution Watterson Securities Limited setting out its advice to the Independent Board Committee is set out on pages 32 to 50 of this circular.

3. AN OVERVIEW OF THE CONTINUING CONNECTED TRANSACTIONS UNDER THE FRAMEWORK AGREEMENTS

Overview

The Company has, since its initial public offering on 6 July 1993, been conducting various transactions with China Petrochemical Corporation, China Petroleum & Chemical Corporation and their associates, including but not limited to the purchase of raw materials (e.g. crude oil, naphtha, ethylene, etc.), the sale of petroleum products (e.g. gasoline, diesel, jet fuel, etc.), the sale of petrochemical products (e.g. butadiene, benzene, etc.) and the agency sale of petrochemical products. The Company entered into a product supply and sale services framework agreement (the “Original Product Supply and Sale Services Framework Agreement”) with China Petroleum & Chemical Corporation on 28 April 2005. Details of the Original Product Supply and Sale Services Framework Agreement were disclosed in the Company’s announcement dated 28 April 2005 and the Company’s circular dated 13 May 2005. The revised annual caps for the purchase of raw materials and the sale of petroleum products under the Original Product Supply and Sale Services Framework Agreement were disclosed in the Company’s announcement dated 10 November 2005 and the Company’s circular dated 11 November 2005. The then Independent Shareholders of the Company first approved the continuing connected transactions under the Original Product Supply and Sale Services Framework Agreement at the extraordinary general meeting of the Company held on 28 June 2005, and subsequently approved the revised annual caps at the extraordinary general meeting of the Company held on 30 December 2005. As the Original Product Supply and Sale Services Framework Agreement will expire soon on 31 December 2007 and the Company intends to continue to conduct similar transactions in the future, the Board proposes the Company to enter into a new Product Supply and Sale Services Framework Agreement with China Petroleum & Chemical Corporation.

The Company has also from time to time obtained, in its ordinary and usual course of business, various non-core business services from service providers (including China Petroleum Corporation and its associates) to support and supplement the Company’s core business. These services include engineering design, construction and installation services, petrochemical industry insurance services and financial services. Accordingly, the Company entered into a comprehensive services framework agreement (the “Original Comprehensive Services Framework Agreement”) with China Petrochemical Corporation on 28 April 2005. Details of the Original Comprehensive Services Framework Agreement were disclosed in the Company’s announcement dated 28 April 2005 and the Company’s circular dated 13 May 2005. The then Independent Shareholders of the Company approved the continuing connected transactions under the Original Comprehensive Services Framework Agreement at the extraordinary general meeting of the Company held on 28 June 2005. As the Original Comprehensive Services Framework Agreement will expire soon on 31 December 2007 and the Company intends to continue to conduct similar transactions in the future, the Board proposes the Company to enter into a new Comprehensive Services Framework Agreement with China Petrochemical Corporation so as to continue to obtain these services.

The table below sets out a summary of each of the Framework Agreements:

Category of connected transaction	Segment by product or activity	Connected parties	Expiry date	Historical figures (RMB in millions)			Historical annual caps approved in 2005 (RMB in millions)			Estimated annual caps (RMB in millions)
					For the year ended 31 December		For the six months ended 30 June	For the year ending 31 December			For the year ending 31 December
					2005	2006	2007	2005	2006	2007	2008	2009	2010
	Product Supply and Sale Services Framework Agreement
Purchase of raw materials	Crude oil, petrochemical feedstocks (e.g. naphtha, ethylene, etc.) and other raw materials	The provision of raw materials to the Company by China Petroleum & Chemical Corporation and its associates	Three years expiring on 31 December 2010	26,209	33,803	16,981	28,460	39,102	47,002	53,000	63,000	73,000

Sale of petroleum products	Petroleum products (including gasoline, diesel, jet fuel, etc.)	The sale of petroleum products by the Company to China Petroleum & Chemical Corporation (Huadong Sales branch)	Three years expiring on 31 December 2010	15,855	15,843	8,132	16,214	22,000	26,400	28,000	36,500	45,000

Sale of petrochemical products	Petrochemical products (e.g. butadiene, benzene, etc.)	The sale of petrochemical products by the Company to China Petroleum & Chemical Corporation (Shanghai Gao Qiao Branch) and other associates of China Petroleum & Chemical Corporation	Three years expiring on 31 December 2010	3,751	4,067	2,191	4,000	4,400	4,840	7,000	8,500	11,000

Property leasing	Property leasing services of certain housing units at Huamin Empire Plaza, No.728, Yanan Road West, Shanghai	The provision of property leasing services by the Company to China Petroleum and Chemical Corporation and its associates	Three years expiring on 31 December 2010	Nil	Nil	Nil	Nil	Nil	Nil	28	30	33

Agency sale of petrochemical products	Resins, synthetic fiber raw materials and polymers, synthetic fibers, intermediate petrochemicals, by-products of ethylene cracking and aromatics facilities, as well as off-spec products related to the aforementioned five types of products	The provision of agency sale services to the Company by China Petroleum & Chemical Corporation and its associates	Three years expiring on 31 December 2010	71	183	94	153.2	330	381	250	310	380

	Comprehensive Services Framework Agreement
Construction, installation and engineering design services	The provision of construction, installation and project design services regarding petrochemical equipment	Provided to the Company by China Petrochemical Corporation and its associates	Three years expiring on 31 December 2010	183	195	65	412	280	320	550	330	550

Petrochemical industry insurance services	The provision of comprehensive insurance services regarding the production of petrochemicals	Provided to the Company by China Petrochemical Corporation	Three years expiring on 31 December 2010	96	99	50	100	110	150	110	120	130

Financial services	The provision of financial services, including the arrangement of deposits, loans, financing leases, acceptance or discounting of bills, guarantees, and other financial services	Provided to the Company by Sinopec Finance Company Limited, an associate of China Petrochemical Corporation	Three years expiring on 31 December 2010	6	7	1	6	7	9	40	45	50

4. THE CONNECTED PARTIES AND THEIR RELATIONSHIPS

At present, China Petroleum & Chemical Corporation holds 55.56% equity interest of the Company’s issued share capital and is the controlling shareholder of the Company. China Petrochemical Corporation is the ultimate parent company of the Company. Certain information regarding China Petroleum & Chemical Corporation and China Petrochemical Corporation is set out as follows:

Name of company:	China Petroleum & Chemical Corporation	China Petrochemical Corporation

Registered address:	No. A6 Hui Xin East Street, Chaoyang District, Beijing, PRC	No. A6 Hui Xin East Street, Chaoyang District, Beijing, PRC

Company type:	Joint stock limited company (listed in Hong Kong, Shanghai, New York and London)	Group company

Authorized representative:	Su Shulin	Su Shulin

Date of incorporation:	February 2000	August 1998

Term of operation:	Permanent and renewable term	Permanent and renewable term

Registered capital:	RMB86,702,439,000	RMB104,900,000,000

Principal operation:	Exploring for, extracting and selling crude oil and natural gas; pipe transportation of crude oil and natural gas; oil refining; production, sale and transportation of petrochemical, fibre and other chemical products, wholesaling, retailing, storage and transportation of oil products and other petroleum products; operation of convenience stores; production of electricity; production and installation of machineries; design and construction; purchase and sale of raw materials, coal, equipment and apparatus; production and management of equipment; research, development and application of technologies and information; import and export business; transfer of technology and labor.

The ownership and controlling relationship between the Company and its ultimate parent company are set out below:

As both China Petroleum & Chemical Corporation and China Petroleum Corporation are substantial shareholders (as defined in the Hong Kong Listing Rules) of the Company, they and their associates are connected persons of the Company under the Hong Kong Listing Rules. The Company and each of the connected parties involved in the Continuing Connected Transactions (except where the connected party is China Petrochemical Corporation) are owned by the same ultimate beneficial owner, China Petrochemical Corporation, either directly or indirectly.

5. BACKGROUND, REASONS FOR THE TRANSACTIONS, PRICING POLICIES AND THE PROPOSED ANNUAL CAPS

5.1	Purchase of raw materials

Background: The Company produces over 60 different types of products representing a broad range of synthetic fibres, resins and plastics, intermediate petrochemicals and petroleum products. Each of these products are created from the chemical processing of crude oil, naphtha, paraxylene and other intermediate petrochemical raw materials. Since the Company’s initial public offering on 6 July 1993, the Company has been purchasing and will continue to purchase crude oil, naphtha, ethylene and other intermediate petrochemical raw materials from China Petroleum & Chemical Corporation and its associates, in order to produce various types of products.

The table below sets out the historical figures of the Company’s aggregate purchases of petroleum raw materials from China Petroleum & Chemical Corporation and China Petroleum & Chemical Corporation’s associates for each of the two years ended 31 December 2005 and 2006 and for the six months ended 30 June 2007:

	Historical figures (RMB in millions)
	For the year ended 31 December		For the six months ended 30 June
	2005	2006	2007
Aggregate purchases of raw materials from China Petroleum & Chemical Corporation and its associates	26,209	33,803	16,981

The Company entered into the Original Product Supply and Sale Services Framework Agreement, which included the continuing connected transaction regarding the purchase of raw materials, with China Petroleum & Chemical Corporation on 28 April 2005. The terms of the Original Product Supply and Sale Services Framework Agreement and the connected transactions were approved at the extraordinary general meetings of the Company held on 28 June 2005 and 30 December 2005. As at the date of this circular, the terms of the Original Product Supply and Sale Services Framework Agreement and the connected transactions continue to have full effect and remain unchanged. However, as the Original Product Supply and Sale Services Framework Agreement will expire soon on 31 December 2007, the Board proposes the Company to enter into a new Product Supply and Sale Services Framework Agreement with China Petroleum & Chemical Corporation so as to continue to purchase raw materials from China Petroleum & Chemical Corporation and its associates for the three years ending 31 December 2008, 2009 and 2010.

Reasons for such transactions: The oil and petrochemical industry in the PRC has always been subject to extensive regulation by the PRC government. The Company’s allocation of its raw materials requirements is governed by State regulations and measures. As the Company does not possess reserves of crude oil and other raw materials, it is necessary to continue to purchase raw materials from China Petroleum & Chemical Corporation. Since the Company’s initial public offering on 6 July 1993, it has been purchasing crude oil, naphtha, ethylene and other intermediate petrochemical raw materials from China Petroleum & Chemical Corporation and its associates (including Sinopec Pipeline Transport and Storage Company, China International United Petroleum & Chemicals Co., Ltd. and the Shanghai Gao Qiao Branch of China Petroleum & Chemical Corporation). An interruption of raw materials supply from China Petroleum & Chemical Corporation would definitely cause a material adverse impact on the Company’s production of its petroleum and petrochemical products. Accordingly, the Board believes that it is in the interest of the Company and its Shareholders as a whole to continue the purchase of raw materials from China Petroleum & Chemical Corporation and its associates, and all independent non-executive Directors of the Company agree with this view. In addition, the Company is required at all times to purchase raw materials from one of the four authorized crude oil importers, and the associates of China Petroleum & Chemical Corporation are one of these crude oil importers.

Pricing: Pursuant to the Product Supply and Sale Services Framework Agreement, the purchase of crude oil and relevant raw materials from China Petroleum & Chemical Corporation and its associates are priced in accordance with the following pricing policies:

(a) if there are applicable State (central and local governments) tariffs, the pricing of the Company’s purchases shall follow the State tariffs; or

(b) if there are no State tariffs, but if there are applicable State’s guidance prices, the pricing of the Company’s purchases shall follow the State’s guidance prices; or

(c) if there are no applicable State tariffs or State’s guidance prices, the pricing of the Company’s purchases shall be determined in accordance with the prevailing market prices (including any bidding prices).

The Company will settle the payment for its raw material purchases by way of cash payments in accordance with the payment terms set out in each of the individual sales contracts for the purchase of such raw materials.

Annual caps: For the three years ending 31 December 2008, 2009 and 2010, the Company proposes that the annual transaction values in relation to the purchase of raw materials from China Petroleum & Chemical Corporation and its associates shall not, in aggregate, exceed the annual caps of RMB53 billion, RMB63 billion and RMB73 billion, respectively. In 2005, the then Independent Shareholders of the Company approved the revised annual caps of RMB28.46 billion, RMB39.102 billion and RMB47.002 billion in relation to the purchase of raw materials for the two years ended 31 December 2005 and 2006 and the year ending 31 December 2007, respectively. The revised annual caps for 2005 and 2006 were not exceeded and based on the current estimate, the Company is of the view that it is highly unlikely that the revised annual cap for 2007 will be exceeded.

The annual caps referred to above are determined with reference to:

(a) the previous transactions conducted and transaction amounts in respect of purchases of raw materials from China Petroleum & Chemical Corporation and its associates;

(b) the Company’s estimate of its business growth;

(c) the Company’s estimate of the increase in its production capacity;

(d) the Company’s estimate of the increases in the costs of raw materials; and

(e) the Company’s estimate of the impact of possible price fluctuations brought by geopolitical factors and speculations on energy prices caused by speculative funds in the international capital market, apart from the price fluctuations brought by ordinary demand and supply balance.

Besides, the Company has recently completed the construction of certain facilities, including the 380,000 tonnes per year ethylene glycol project (completed on 3 March 2007) and the 3,300,000 tonnes per year diesel hydrogenation project (completed on 18 June

2007). The proposed 1,200,000 tonnes per year delayed coking facility and the 600,000 tonnes per year PX aromatics complex are also expected to be constructed. These newly completed and proposed projects will substantially increase the Company’s production capacity, thereby leading to a substantial increase in the Company’s demand for crude oil and other raw materials.

The Company is aware that the proposed annual cap for the year ending 31 December 2008 has increased as compared to the previous annual caps. This is principally because the Company estimated that international crude oil prices may further increase which will directly lead to an increase in the prices of its raw materials. Apart from the reasons set out above, this is also due to the fact that the raw materials supply pipeline between the Company and Shanghai Secco Petrochemical Company Limited (a connected person of the Company which is a joint venture company established by British Petroleum plc, China Petroleum & Chemical Corporation and the Company with respective shareholdings of 50%, 30% and 20%) has been constructed and has now commenced operation. This supply pipeline will continue to provide a stable, quick, convenient, reliable and mutually beneficial supply of intermediate raw materials to the Company. The quantity of raw materials to be supplied to the Company through the pipeline is expected to increase substantially in the future, thereby substantially increasing the Company’s estimate for its raw materials requirement in the next three years.

In addition, the Company’s subsidiary, China Jinshan Associated Trading Corporation (“China Jinshan”), has undergone a restructuring exercise with respect to its shareholding structure. The equity interests of an associate of China Petroleum & Chemical Corporation in China Jinshan has increased from nil to 22.67%, thereby making China Jinshan a connected person of the Company pursuant to Rule 14A.11(5) of the Hong Kong Listing Rules and Shanghai Listing Rules. Accordingly, importing raw materials to the Company through China Jinshan has, and will, become continuing connected transactions of the Company, and the entire amount of such raw material imports is included in the Company’s calculation of the proposed annual caps for the next three years.

5.2	Sale of petroleum products

Background: Transactions involving sale and purchase of petroleum products including gasoline, diesel and jet fuel, etc., are subject to regulation by the PRC government. Since the Company’s initial public offering on 6 July 1993, the Company has been selling and will continue to sell petroleum products in accordance with the State’s requirement to China Petroleum & Chemical Corporation including its Huadong Sales branch. China Petroleum & Chemical Corporation was one of the Company’s five largest customers for each of the two years ended 31 December 2005 and 2006 and for the six months ended 30 June 2007.

The table below sets out the historical figures of the Company’s aggregate sales of petroleum products to China Petroleum & Chemical Corporation for each of the two years ended 31 December 2005 and 2006 and for the six months ended 30 June 2007:

	Historical figures (RMB in millions)
	For the year ended 31 December		For the six months ended 30 June
	2005	2006	2007
Aggregate sale of petroleum products to China Petroleum & Chemical Corporation	15,855	15,843	8,132

The Company entered into the Original Product Supply and Sale Services Framework Agreement, which included the continuing connected transaction regarding the sale of petroleum products, with China Petroleum & Chemical Corporation on 28 April 2005. The terms of the Original Product Supply and Sale Services Framework Agreement and the connected transactions were approved at the extraordinary general meetings held on 28 June 2005 and 28 December 2005. As at the date of this circular, the terms of the Original Product Supply and Sale Services Framework Agreement and the connected transactions continue to have full effect and remain unchanged. However, as the Original Product Supply and Sale Services Framework Agreement will expire soon on 31 December 2007, the Board proposes the Company to enter into a new Product Supply and Sale Services Framework Agreement with China Petroleum & Chemical Corporation so as to continue the sale of petroleum products to China Petroleum & Chemical Corporation and its associates for the three years ending 31 December 2008, 2009 and 2010.

Reasons for such transactions: China’s oil and petrochemical industry has always been subject to extensive regulation by the PRC government. Transactions involving the sale and purchase of petroleum products are controlled by the PRC government. Accordingly, the Company’s sale of petroleum products is governed by the relevant PRC regulations and measures. These regulations and measures dictate the transaction value, the volume and all other terms and conditions at which the Company conducts its sale of petroleum products.

Pricing: Pursuant to the Product Supply and Sale Services Framework Agreement, the sale of petroleum products to China Petroleum & Chemical Corporation and its associates is determined in accordance with the following pricing policies:

(a) if there are applicable State (central and local governments) tariffs, the pricing of the Company’s sales shall follow the State tariffs; or

(b) if there are no State tariffs, but if there are applicable State’s guidance prices, the pricing of the Company’s sales shall follow the State’s guidance prices; or

(c) if there are no applicable State tariffs or State’s guidance prices, the pricing of the Company’s sales shall be determined in accordance with the prevailing market prices (including any bidding prices).

China Petroleum & Chemical Corporation and its associates will settle payment for their purchases of the Company’s petroleum products by way of cash payments in accordance with the payment terms set out in each of the individual sales contracts for the sale of such petroleum products.

Annual caps: For the three years ending 31 December 2008, 2009 and 2010, the Company proposes that the annual transaction values in relation to the sale of petroleum products to China Petroleum & Chemical Corporation and its associates shall not, in aggregate, exceed the annual caps of RMB28 billion, RMB36.5 billion and RMB45 billion, respectively. In 2005, the then Independent Shareholders of the Company approved the revised annual caps of RMB16.214 billion, RMB22 billion and RMB26.4 billion in relation to the sale of petroleum products for the two years ended 31 December 2005 and 2006 and the year ending 31 December 2007, respectively. The revised annual caps for 2005 and 2006 were not exceeded and based on the current estimate, the Company is of the view that it is highly unlikely that the revised annual cap for 2007 will be exceeded.

The annual caps referred to above are determined with reference to:

(a) the previous transactions conducted and transaction amounts in respect of the sale of petroleum products to China Petroleum & Chemical Corporation and its associates;

(b) the current prices of petroleum products and expectations on the State’s reform of the petroleum product pricing mechanism;

(c) the Company’s estimate of the increase in international crude oil prices;

(d) the Company’s estimate of the increase in the overall demand for petroleum products in the PRC.

Besides, the Company has recently completed the construction of certain facilities, including the 380,000 tonnes per year ethylene glycol project (completed on 3 March 2007) and the 3,300,000 tonnes per year diesel hydrogenation project (completed on 18 June 2007). The proposed 1,200,000 tonnes per year delayed coking facility and the 600,000 tonnes per year PX aromatics complex are also expected to be constructed. These newly completed and proposed projects will substantially increase the Company’s production capacity. Accordingly, the Company expects the sale of its petroleum products to increase substantially as a result of the production capacity expansion.

The Company is aware that the proposed annual cap for the year ending 31 December 2008 has increased as compared to the previous annual caps, which is primarily due to the Company’s expectation of the State’s reform of the petroleum products pricing mechanism. The Company proposed the aforementioned annual caps after taking such factors into account.

5.3	Sale of petrochemical products

Background: In addition to sale of petroleum products, the Company has in the past in the ordinary and usual course of its business sold certain petrochemical products, including butadiene, benzene, etc, to the Shanghai Gao Qiao Branch of China Petroleum & Chemical Corporation.

The table below sets forth the historical figures of the Company’s total sales of its petrochemical products to the Shanghai Gao Qiao Branch of China Petroleum & Chemical Corporation and other associates of China Petroleum & Chemical Corporation for each of the two years ended 31 December 2005 and 2006 and for the six months ended 30 June 2007:

	Historical figures (RMB in millions)
	For the year ended 31 December		For the six months ended 30 June
	2005	2006	2007
Sale of petrochemical products to China Petroleum & Chemical Corporation (Shanghai Gao Qiao Branch) and other associates of China Petroleum & Chemical Corporation	3,751	4,067	2,191

The Company entered into the Original Product Supply and Sale Services Framework Agreement, which included the continuing connected transaction regarding the sale of petrochemical products, with China Petroleum & Chemical Corporation on 28 April 2005. The terms of the Original Product Supply and Sale Services Framework Agreement and the connected transactions were approved at the extraordinary general meeting held on 28 June 2005. As at the date of this circular, the terms of the Original Product Supply and Sale Services Framework Agreement and the connected transactions continue to have full effect and remain unchanged. However, as the Original Product Supply and Sale Services Framework Agreement will expire soon on 31 December 2007, the Board proposes the Company to enter into a new Product Supply and Sale Services Framework Agreement with China Petroleum & Chemical Corporation so as to continue the sale of its petrochemical products to China Petroleum & Chemical Corporation and its associates for the three years ending 31 December 2008, 2009 and 2010.

Reasons for such transactions: The Company believes that sale of petrochemical products to China Petroleum & Chemical Corporation reduces the needs for a prolonged stocking of its petrochemical products in its inventory. In addition, as the Company has already established an amicable customer-supplier relationship with China Petroleum & Chemical Corporation, it believes that an alliance with a reputable international petrochemical corporation such as China Petroleum & Chemical Corporation can further promote its brand name and assist the development and market expansion for its products.

Pricing: Pursuant to the Product Supply and Sale Services Framework Agreement, the sale of petrochemical products to China Petroleum & Chemical Corporation and its associates under the Product Supply and Sale Services Framework Agreement are determined according to the following pricing policies:

(a) if there are applicable State (central and local governments) tariffs, the pricing of the Company’s sales shall follow the State tariffs;

(b) if there are no State tariffs, but if there are applicable State’s guidance prices, the pricing of the Company’s sales shall follow the State’s guidance prices; or

(c) if there are no applicable State tariffs or State’s guidance prices, the pricing of the Company’s sales shall be determined in accordance with the prevailing market prices (including any bidding prices).

China Petroleum & Chemical Corporation and its associates will settle payment for their purchases of the Company’s petrochemical products by way of cash payments in accordance with the payment terms set out in each of the individual sales contracts for the sale of such petrochemical products.

Annual caps: For the three years ending 31 December 2008, 2009 and 2010, the Company proposes the annual transaction values in relation to the sale of petrochemical products to China Petroleum & Chemical Corporation and its associates shall not, in aggregate, exceed the annual caps of RMB7 billion, RMB8.5 billion and RMB11 billion, respectively. In 2005, the then Independent Shareholders of the Company approved the annual caps of RMB4 billion, RMB4.4 billion and RMB4.84 billion in relation to the sale of petrochemical products for the two years ended 31 December 2005 and 2006 and the year ending 31 December 2007, respectively. The annual caps for 2005 and 2006 were not exceeded and based on the current estimate, the Company is of the view that it is highly unlikely that the annual cap for 2007 will be exceeded.

The annual caps referred to above are determined with reference to:

(a) the previous transactions conducted and transaction amounts in respect of the sale of its petrochemical products to China Petroleum & Chemical Corporation and its associates;

(b) the Company’s estimate of the increase in the costs of raw materials;

(c) the Company’s estimate of the increase in the overall demand for petrochemical products in the PRC; and

(d) the Company’s estimate of the increase in the market prices of petrochemical products.

Besides, the Company has recently completed the construction of certain facilities, including the 380,000 tonnes per year ethylene glycol project (completed on 3 March 2007) and the 3,300,000 tonnes per year diesel hydrogenation project (completed on 18 June 2007). The proposed 1,200,000 tonnes per year delayed coking facility and the 600,000 tonnes per year PX aromatics complex are also expected to be constructed. These newly completed and proposed projects will substantially increase the Company’s production capacity. Accordingly, the Company expects its petrochemical product sale to increase substantially as a result of the production capacity expansion. The Company proposed the aforementioned annual caps after taking such factors into account.

5.4	Property leasing

Background: In 2004, the Company purchased the property rights of the 16th to 28th floors of Huamin Empire Plaza, No.728 Yanan Road West, Shanghai, to be used as the Company’s city office while part of the property was leased out. The leasing service was not directly provided by the Company or its subsidiaries to its connected person, therefore property leasing is not a type of continuing connected transaction carried out by the Company in the past. It has not been included in the Original Framework Agreements and no annual cap has been set with respect to property leasing before.

Reasons for such transactions: Part of the property is leased to China Petroleum & Chemical Corporation and its associates. Taking into account the solid financial background and reputation of China Petroleum & Chemical Corporation, the Board proposes the Company to lease the property directly to China Petroleum & Chemical Corporation and its associates in the future and to include property leasing as a category of Continuing Connected Transaction in the Product Supply and Sale Services Framework Agreement.

Pricing: Pursuant to the Product Supply and Sale Services Framework Agreement, the leasing of property to China Petroleum & Chemical Corporation and its associates is priced in accordance with the then market prices. The Company will generally receive rental payments in cash payments in accordance with the rental payment terms set out in the individual lease agreement.

Annual caps: For the three years ending 31 December 2008, 2009 and 2010, the Company proposes that the annual transaction values in relation to property leasing to China Petroleum & Chemical Corporation and its associates shall not, in aggregate, exceed the annual caps of RMB28 million, RMB30 million and RMB33 million, respectively.

The annual caps referred to above are determined with reference to:

(a) the market prices of similar properties in Shanghai in the past three years; and

(b) the Company’s estimate of the increase in rental prices for office properties in Shanghai.

5.5	Agency sale of petrochemical products

Background: In the ordinary and usual course of the Company’s business, the Company has in the past entered into sale arrangements with its agents pursuant to which the agents will, on behalf of the Company, procure purchasers for the Company’s petrochemical products, including resins, synthetic fiber raw materials and polymers, synthetic fibers, intermediate petrochemicals, by-products of ethylene cracking and aromatics facilities, as well as off-spec products related to the aforementioned five types of products), on a commission basis.

The sales agents with whom the Company entered into these ongoing arrangements include China Petroleum & Chemical Corporation and its associates. The table below sets forth the historical figures of the aggregate agency commissions that the Company paid to China Petroleum & Chemical Corporation and its associates for each of the two years ended 31 December 2005 and 2006 and for the six months ended 30 June 2007:

	Historical figures (RMB in millions)
	For the year ended 31 December		For the six months ended 30 June
	2005	2006	2007
Aggregate agency commissions the Company paid to China Petroleum & Chemical Corporation and its associates	71	183	94

The Company entered into the Original Product Supply and Sale Services Framework Agreement, which included the continuing connected transaction regarding agency sale of petrochemical products, with China Petroleum & Chemical Corporation on 28 April 2005. On 25 August 2005, the Company entered into a petrochemical products agency sale contract with China Petroleum & Chemical Corporation to appoint China Petroleum & Chemical Corporation as a non-exclusive sales agent to continue the agency sale of resins, synthetic fibers, synthetic fiber raw materials and polymers, organic chemical products, by-products of ethylene cracking and aromatics facilities, as well as off-spec products related to the aforementioned five types of products produced by the Company. The terms of the Original Product Supply and Sale Services Framework Agreement and the connected transactions were approved at the extraordinary general meeting held on 28 June 2005, while the petrochemical products agency sale contract was approved at a meeting of the Board held on 25 August 2005. As at the date of this circular, the terms of the Original Product Supply and Sale Services Framework Agreement, the petrochemical products agency sale contract and the connected transactions would continue to have full effect remain unchanged. However, as the Original Product Supply and Sale Services Framework Agreement and the petrochemical products agency sale contract will expire soon, the Board proposes the Company to enter into a new Product Supply and Sale Services Framework Agreement with China Petroleum & Chemical Corporation so as to continue to appoint China Petroleum & Chemical Corporation and its associates as agents of the Company in respect of the agency sale of the Company’s petrochemical products for the three years ending 31 December 2008, 2009 and 2010.

Reasons for such transactions: Trading, distribution and marketing of the Company’s products are important elements in the success of the business of the Company. The Company considers that the broadening of its trading, distribution and marketing network will benefit the Company.

China Petroleum & Chemical Corporation is one of the largest petrochemical companies in the world and has a strong global trading, distribution and marketing network. The Company considers that by appointing China Petroleum & Chemical Corporation as its sales agent, it will benefit from China Petroleum & Chemical Corporation’s experience, expertise and strong global network, increase the sales of its petrochemical products and further improve the Company’s bargaining position with customers.

Pricing: Pursuant to the Product Supply and Sale Services Framework Agreement, the commissions payable to China Petroleum & Chemical Corporation and its associates in connection with the agency sale of the Company’s petrochemical products under the Product Supply and Sale Services Framework Agreement are determined on the prevailing market commission rates for agency sale of the Company’s petrochemical products.

The Company will pay the commissions by way of cash payments generally on a monthly basis.

Annual caps: For the three years ending 31 December 2008, 2009 and 2010, the Company proposes the annual agency commission payable to China Petroleum & Chemical Corporation and its associates for sale of the Company’s petrochemical products shall not, in aggregate, exceed the annual caps of RMB0.25 billion, RMB0.31 billion and RMB0.38 billion, respectively. In 2005, the then Independent Shareholders of the Company approved the annual caps of RMB0.1532 billion, RMB0.33 billion and RMB0.381 billion in relation to the annual agency sale of the Company’s petrochemical products for the two years ended 31 December 2005 and 2006 and the year ending 31 December 2007, respectively. The annual caps for 2005 and 2006 were not exceeded and based on the current estimate, the Company is of the view that it is highly unlikely that the annual cap for 2007 will be exceeded.

The annual caps referred to above are determined with reference to:

(a) the previous transactions conducted and transaction amounts in respect of agency sale of petrochemical products through China Petroleum & Chemical Corporation and its associates;

(b) the Company’s estimate of the increase in the overall demand for petrochemical products in the PRC;

(c) the Company’s estimate of the increase in petrochemical product prices resulting from the increase in international crude oil prices; and

(d) the Company’s estimate of its increase in production capacity as further explained in the paragraph below.

The Company has recently completed the construction of certain facilities, including the 380,000 tonnes per year ethylene glycol project (completed on 3 March 2007), the 3,300,000 tonnes per year diesel hydrogenation project (completed on 18 June 2007). The proposed 1,200,000 tonnes per year delayed coking facility and the 600,000 tonnes per year PX aromatics complex are also expected to be constructed. These newly completed and proposed projects will substantially increase the Company’s production capacity. Accordingly, the Company expects its agency sale of petrochemical products to increase substantially as a result of its production capacity expansion. The Company proposed the aforementioned annual caps after taking such factors into account.

5.6	Provision of construction, installation and engineering design services

Background: The Company maintains several technology development centers and research institutes to upgrade and optimize existing products and processes and to develop new technology, products, processes and equipment relating to the business of the Company. The actual designing and implementation of such designs are carried out by external service providers.

Since the Company’s initial public offering on 6 July 1993, the Company has from time to time obtained in the ordinary and usual course of its business construction, installation and engineering design services from service providers including China Petrochemical Corporation Ningbo Engineering Company Limited and China Petrochemical Corporation Shanghai Engineering Company Limited, both of which are subsidiaries of China Petrochemical Corporation.

The table below sets forth the historical figures of the aggregate design and construction fees the Company paid to (i) Shanghai Petrochemical Engineering Company and (ii) Sinopec Design College for each of the two years ended 31 December 2005 and 2006 and for the six months ended 30 June 2007:

	Historical figures (RMB in millions)
	For the year ended 31 December		For the six months ended 30 June
	2005	2006	2007
Aggregate construction, installation and engineering design fees the Company paid to China Petrochemical Corporation and its associates	183	195	65

The Company entered into the Original Comprehensive Services Framework Agreement, which included the continuing connected transaction regarding construction, installation and engineering design services, with China Petrochemical Corporation on 28 April 2005. The terms of the Original Comprehensive Services Framework Agreement and the connected transactions were approved at the extraordinary general meeting held on 28 June 2005. As at the date of this circular, the terms of the Original Comprehensive Services Framework Agreement and the connected transactions continue to have full effect and remain unchanged. However, as the Original Comprehensive Services Framework Agreement will expire soon on 31 December 2007, the Board proposes the Company to enter into a new Product Comprehensive Services Framework Agreement with China Petrochemical Corporation so as to continue to obtain construction, installation and engineering design services from China Petrochemical Corporation and its associates for the three years ending 31 December 2008, 2009 and 2010.

Reasons for such transactions: The Company believes that China Petrochemical Corporation and its associates have consistently been able to meet the Company’s stringent demands for highly technical design, as well as construction and installation specifications and timely delivery of services. As the Company considers that having reliable and co-operative service providers are important and beneficial to the Company, obtaining services from China Petrochemical Corporation and its associates allows the Company to secure essential control over its future developments and to ensure timely completion of its future projects while maintaining the requisite quality.

Pricing: Pursuant to the Comprehensive Services Framework Agreement, the fees payable to China Petrochemical Corporation and its associates in relation to the provision of construction, installation and engineering design services under the Comprehensive Services Framework Agreement are priced according to the prevailing market prices (including any bidding prices) for such services.

The Company will settle the fees by way of cash payments in accordance with the payment terms set out in each of the individual service contracts for the provision of such services.

Annual caps: For the three years ending 31 December 2008, 2009 and 2010, the Company proposes that the annual fees payable in relation to the provision of construction, installation and engineering design services to China Petrochemical Corporation and its associates shall not, in aggregate, exceed the annual caps of RMB0.55 billion, RMB0.33 billion and RMB0.55 billion, respectively. In 2005, the then Independent Shareholders of the Company approved annual caps of RMB0.412 billion, RMB0.28 billion and RMB0.32 billion in relation to the provision of construction, installation and engineering design services for the two years ended 31 December 2005 and 2006 and the year ending 31 December 2007, respectively. The annual caps for 2005 and 2006 were not exceeded and based on the current estimate, the Company is of the view that it is highly unlikely that the annual cap for 2007 will be exceeded.

The annual caps referred to above are determined with reference to:

(a) the previous transactions conducted and transaction amounts in respect of the provision of construction, installation and engineering design services by China Petrochemical Corporation and its associates;

(b) the Company’s estimate of the construction, installation and engineering design services costs which are required to satisfy its existing and future development; and

(c) the Company’s estimate of the increase in the market prices of construction, installation and engineering design services based on the historical economic data and data in relation to the future economic growth in the PRC.

The Company expects such expenses to increase substantially in the next three years due to the construction of the 600,000 tonnes per year PX aromatics complex, the 1,200,000 tonnes per year delayed coking plant facility, the 150,000 tonnes per year C5 segregation facility, the 620 tonnes per hour steam boiler and the 100 megawatt power generation project and other projects for the improvement of technology. The Company proposed the aforementioned annual caps after taking such factors into account.

5.7	Provision of petrochemical industry insurance services

Background: Since the Company’s initial public offering on 6 July 1993, the Company has been, in the ordinary and usual course of its business, using insurance agency services provided by China Petrochemical Corporation for the insurance of its petrochemicals production, property, facilities and inventory.

The table below sets forth the historical figures of the aggregate insurance premium the Company paid to China Petrochemical Corporation for each of the two years ended 31 December 2005 and 2006 and for the six months ended 30 June 2007:

	Historical figures (RMB in millions)
	For the year ended 31 December		For the six months ended 30 June
	2005	2006	2007
Aggregate insurance premium the Company paid to China Petrochemical Corporation	96	99	50

The Company entered into the Original Comprehensive Services Framework Agreement, which included the continuing connected transaction regarding the provision of petrochemical industry insurance services, with China Petrochemical Corporation on 28 April 2005. The terms of the Original Comprehensive Services Framework Agreement and the connected transactions were approved at the extraordinary general meeting held on 28 June 2005. As at the date of this circular, the terms of the Original Comprehensive Services Framework Agreement and the connected transactions continue to have full effect and remain unchanged. However, as the Original Comprehensive Services Framework Agreement will expire soon on 31 December 2007, the Board proposes the Company to enter into a new Product Comprehensive Services Framework Agreement with China Petrochemical Corporation so as to continue to obtain petrochemical industry insurance agency services from China Petrochemical Corporation and its associates for the three years ending 31 December 2010.

Reasons for such transactions: Captive insurance has been widely adopted in the petrochemical industry. The Ministry of Finance has already granted approval for China Petrochemical Corporation to provide captive insurance services to its affiliates. In light of the size of the Company’s operation, the Company finds it difficult to identify suitable insurance firms to provide insurance coverage for its property, facilities and inventory at a reasonable insurance premium in the PRC. The Company believes that maintaining a suitable insurance coverage over the Company’s operation is important and will minimize the Company’s risk exposure. Obtaining insurance services from China Petrochemical Corporation allows the Company to secure essential insurance coverage over its operation and is therefore beneficial to the Company.

Pricing: Pursuant to the Comprehensive Services Framework Agreement, the premiums payable to China Petrochemical Corporation and its associates in relation to the provision of petrochemical industry insurance agency services under the Comprehensive Services Framework Agreement are priced according to the relevant administrative measures promulgated by the Ministry of Finance and China Petrochemical Corporation which provided that such premiums should be calculated based on the fixed asset value and the inventory of the Company.

The Company will pay the insurance premiums by way of cash payments in accordance with the terms set out in each of the individual insurance policies for such petrochemical industry insurance services.

Annual caps: For the three years ending 31 December 2008, 2009 and 2010, the Company proposes that the annual insurance premiums payable to China Petrochemical Corporation and its associates shall not, in aggregate, exceed the annual caps of RMB0.11 billion, RMB0.12 billion and RMB0.13 billion, respectively. In 2005, the then Independent Shareholders of the Company approved the annual caps of RMB0.1 billion, RMB0.11 billion and RMB0.15 billion in relation to the provision of petrochemical industry insurance services for the two years ended 31 December 2005 and 2006 and the year ending 31 December 2007, respectively. The annual caps for 2005 and 2006 were not exceeded and based on the current estimate, the Company is of the view that it is highly unlikely that the annual cap for 2007 will be exceeded.

The annual caps referred to above are determined with reference to:

(a) the previous transactions conducted and transaction amounts in respect of the provision of petrochemical industry insurance services by China Petrochemical Corporation and its associates;

(b) the Company’s estimate of the growth in the value of its facilities in view of the Company’s existing and future development; and

(c) the Company’s estimate of the increase in the market prices for the provision of petrochemical industry insurance services in the PRC.

Besides, the Company has recently completed the construction of certain facilities, including the 380,000 tonnes per year ethylene glycol project (completed on 3 March 2007) and the 3,300,000 tonnes per year diesel hydrogenation project (completed on 18 June 2007). The proposed 1,200,000 tonnes per year delayed coking facility and the 600,000 tonnes per year PX aromatics complex are also expected to be constructed. These newly completed and proposed projects will substantially increase the Company’s production capacity. Accordingly, the Company expects its petrochemical industry insurance premiums to increase in 2008, 2009 and 2010, in order to obtain sufficient insurance coverage for such newly constructed facilities and proposed facilities.

5.8	Provision of financial services

Background: Sinopec Finance Company Limited (“Sinopec Finance”) is a non-bank finance company approved and regulated by the PBOC and the CBRC, and is an associate of China Petrochemical Corporation. Since the Company’s initial public offering on 6 July 1993, the Company has been obtaining from Sinopec Finance, an associate of China Petrochemical Corporation, financial services including:

•	deposit services;

•	loan services;

•	financing lease services;

•	bill acceptance or discounting services;

•	letter of credit services;

•	trust loan and trust investment services;

•	guarantee services;

•	settlement services;

•	internet banking services; and

•	any other services provided by Sinopec Finance Company Limited as approved by the CBRC.

Essentially, Sinopec Financial is a centralized body that helps the Company in collecting and making payments. Loans will be granted by Sinopec Finance to the Company, from time to time, on a temporary basis on normal commercial terms and on an unsecured basis. As such, pursuant to rule 14A.65(4) of the Hong Kong Listing Rules, such loans will be considered to be financial assistance, exempt from reporting, announcement and independent shareholders’ approval requirements.

The table below sets forth the historical figures of the aggregate fees the Company paid to Sinopec Finance Company Limited for each of the two years ended 31 December 2005 and 2006 and for the six months ended 30 June 2007:

	Historical figures (RMB in millions)
	For the year ended 31 December		For the six months ended 30 June
	2005	2006	2007
Aggregate fees the Company paid to Sinopec Finance Company Limited	6	7	1

The Company entered into the Original Comprehensive Services Framework Agreement, which included the continuing connected transaction regarding the provision of financial services, with China Petrochemical Corporation on 28 April 2005. The terms of the Original Comprehensive Services Framework Agreement and the connected transactions were approved at the extraordinary general meeting held on 28 June 2005. As at the date of this circular, the terms of the Original Comprehensive Services Framework Agreement and the connected transactions continue to have full effect remain unchanged. However, as the Original Comprehensive Services Framework Agreement will expire soon on 31 December 2007, the Board proposes the Company to enter into a new Product Comprehensive Services Framework Agreement with China Petrochemical Corporation so as to continue to obtain financial services from Sinopec Finance for the three years ending 31 December 2008, 2009 and 2010.

Reasons for such transactions: The Company considers that having reliable and co-operative financial services are important to its business as the nature of the Company’s business means that transactions often involve payment of large sums of money. The ability to obtain timely financial services, such as loan facilities, negotiable instrument services and so forth is essential to the Company. The financial services provided by Sinopec Finance have always been for the benefit of the Company and are, in the Company’s opinion, generally on more attractive terms as compared to the terms offered by other financial institutions.

Pricing: The fees and charges payable by the Company to China Petrochemical Corporation and its associates under the Comprehensive Services Framework Agreement are determined by reference to the applicable fees and changes specified by the PBOC and the CBRC for the relevant services from time to time, and if neither the PBOC nor the CBRC has specified a fee or charge for a particular service, then the services will be provided by Sinopec Finance on terms no less favorable than terms available from the commercial banks in China.

The Company will settle the fees and charges by way of cash payments in accordance with the payment terms set out in each of the individual financing agreements to be entered into with Sinopec Finance for the provision of such financial services.

Annual caps: For the three years ending 31 December 2008, 2009 and 2010, the Company proposes the annual fees (e.g. interests) payable in relation to the provision of financial services to China Petrochemical Corporation and its associates shall not, in aggregate, exceed the annual caps of RMB40 million, RMB45 million and RMB50 million, respectively. In 2005, the then Independent Shareholders of the Company approved the annual caps of RMB6 million, RMB7 million and RMB9 million in relation to the provision of financial services for the two years ended 31 December 2005 and 2006 and the year ending 31 December 2007, respectively. The annual caps for 2006 were not exceeded and based on the current estimate, the Company is of the view that it is highly unlikely that the annual cap for 2007 will be exceeded.

The annual caps referred to above are determined with reference to:

(a) the previous transactions conducted and transaction amounts in respect of the provision of financial services by Sinopec Finance Company Limited;

(b) the Company’s estimate of its business growth;

(c) the Company’s volume of transactions involving the use of financial services; and

(d) the Company’s estimate of the increase in the market prices of financial services.

The Company expects to incur additional costs for financial services, as a result of the Company’s anticipated increase in its purchases of raw materials and its sale of petroleum products.

The Company is aware that the proposed annual cap for the year ending 31 December 2008 has increased substantially as compared to the previous caps. This is because due to the expansion of the Company’s production scale as explained above, the Board considers that it will further increase the Company’s funding needs. The Company would strongly prefer to have the flexibility of obtaining loans and other financial services from Sinopec Finance instead of other financial institutions because from the Company’s previous experiences in dealing with Sinopec Finance, Sinopec Finance may offer financing terms which are more attractive than the terms offered by other financial institutions (e.g. for loans, it may offer below-market interest rates to the Company). The Company proposed the aforementioned annual caps after taking such factors into account.

6. BOARD APPROVAL & APPROVAL OF INDEPENDENT SHAREHOLDERS

At the 23rd meeting of the fifth session of the Board on 19 October 2007, the Board approved each of the Continuing Connected Transactions and the execution of the Framework Agreements. Directors Mr. Lei Dianwu and Mr. Xiang Hanyin, who were deemed interested in these transactions as they are representatives of China Petroleum & Chemical Corporation (which is required to abstain from voting at the extraordinary general meeting to be convened to approve the Continuing Connected Transactions) in the Company, abstained from voting at the Board meeting.

Prior to the approval by the Board, information relating to the Continuing Connected Transactions was submitted to the independent non-executive Directors for review and approval. The independent non-executive Directors of the Company considered that the above transactions were carried out in the normal course of business and were conducted in accordance with market principles. The prices related to the connected transactions were determined on the basis of market prices and were fair and reasonable. The Continuing Connected Transactions and the Framework Agreements complied with market principles and are fair and reasonable, and nothing therein is contrary to the interests of the Company and its Independent Shareholders.

On this basis, the Board takes the view that the terms of the Continuing Connected Transactions (including the proposed annual caps) and the Framework Agreements are fair and reasonable, on normal commercial terms and are entered into in the usual and ordinary course of business and that the Continuing Connected Transactions and the Framework Agreements are in the interests of the Company and its Shareholders as a whole.

7. EXTRAORDINARY GENERAL MEETING

The Company will seek Independent Shareholders’ approval of the Continuing Connected Transactions and the Framework Agreements, as well as the proposed annual caps for the three years ending 31 December 2008, 2009 and 2010, on the relevant Continuing Connected Transactions. In addition, the Company shall comply with the relevant requirements under Chapter 14A of the Hong Kong Listing Rules in relation to the Continuing Connected Transactions and the Framework Agreements. In accordance with the Hong Kong Listing Rules and the Shanghai Listing Rules, as at the Latest Practicable Date, only China Petroleum & Chemical Corporation and its associates are interested in the Framework Agreements. They will abstain from voting on the resolution to approve the Framework Agreements at the extraordinary general meeting.

The Notice of Extraordinary General Meeting to be held at Shangri-La Hotel, Shenzhen, Jianshe Road, Shenzhen, the PRC on Thursday, 13 December 2007 at 10:00 a.m. at which an ordinary resolution will be proposed to approve the Framework Agreements and the proposed annual caps for the Continuing Connected Transactions, is set out on pages 56 to 59 of this circular. A notice of attendance and form of proxy for use at the extraordinary general meeting are also enclosed with this circular.

8. RECOMMENDATION

Your attention is drawn to the letter from the Independent Board Committee to the Independent Shareholders, which is set out on pages 30 to 31 of this circular, and which contains their recommendation.

The advice of Evolution Watterson to the Independent Board Committee on the fairness and reasonableness of the Continuing Connected Transactions under the Framework Agreements is set out on pages 32 to 50 of this circular.

9. ADDITIONAL INFORMATION

Your attention is drawn to the general information set out in the Appendix to this circular and the Notice of Extraordinary General Meeting of the Company to be held at Shangri-La Hotel, Shenzhen, Jianshe Road, Shenzhen, the PRC on Thursday, 13 December 2007 at 10:00 a.m. set out on pages 56 to 59 of this circular.

Yours faithfully,
By Order of the Board
Zhang Jingming
Company Secretary

LETTER FROM THE INDEPENDENT BOARD COMMITTEE

(A joint stock limited company incorporated in the People’s Republic of China)

(Stock Code: 338)

29 October 2007

To the Independent Shareholders

    of Sinopec Shanghai Petrochemical Company Limited

Dear Sir or Madam,

CONTINUING CONNECTED TRANSACTIONS

We refer to the circular dated 29 October 2007 (the “Circular”) issued by the Company, of which this letter forms a part. Terms defined in the Circular shall have the same meanings herein.

We have been appointed to constitute the Independent Board Committee to make a recommendation to the Independent Shareholders as to whether, in our view, (i) the terms of the Continuing Connected Transactions and the Framework Agreements contained therein and (ii) the proposed annual caps on each Continuing Connected Transaction for the years ending 31 December 2008, 2009 and 2010, as set out on pages 7 to 9 of this Circular, are fair and reasonable so far as the Independent Shareholders are concerned. Evolution Watterson has been appointed as an independent financial adviser to advise us and the Independent Shareholders on the fairness and reasonableness of (i) the terms of the Continuing Connected Transactions and the Framework Agreements contained therein and (ii) the proposed annual caps on each Continuing Connected Transaction for the years ending 31 December 2008, 2009 and 2010.

Having considered the information set out in the letter from the Board, and the principal factors, reasons and recommendation set out in the letter from Evolution Watterson, we are of the opinion that (i) the terms of the Continuing Connected Transactions and the Framework Agreements contained therein and (ii) the proposed annual caps on each Continuing Connected Transactions for the years ending 31 December 2008, 2009 and 2010 are on normal commercial terms in the ordinary and usual course of business and fair and reasonable, so far as the Independent Shareholders are concerned. We consider that (i) the terms of the Continuing Connected Transactions and the Framework Agreements contained therein and (ii) the proposed annual caps on each Continuing Connected Transaction for the years ending 31 December 2008, 2009 and 2010 are in the interests of the Company as well as the Shareholders as a whole.

Accordingly, we recommend that the Independent Shareholders vote in favour of the resolution to approve (i) the terms of the Framework Agreements and the Continuing Connected Transactions contained therein and (ii) the proposed annual caps on each Continuing Connected Transaction for the years ending 31 December 2008, 2009 and 2010 at the extraordinary general meeting to be held at Shangri-La Hotel, Shenzhen, Jianshe Road, Shenzhen, the PRC on Thursday, 13 December 2007 at 10:00 a.m.

Yours faithfully, For and on behalf of the Independent Board Committee
Chen Xinyuan Director	Sun Chiping Director
Jiang Zhiquan Director	Zhou Yunnong Director

LETTER OF ADVICE FROM EVOLUTION WATTERSON

The following is the text of a letter of advice dated 29 October 2007 received from Evolution Watterson which has been prepared for incorporation into this circular.

29 October 2007

To the Independent Board Committee and the Independent Shareholders of

    Sinopec Shanghai Petrochemical Company Limited

Dear Sirs,

Continuing Connected Transactions

Introduction

We refer to our engagement under which Evolution Watterson has been appointed to advise the Independent Board Committee and the Independent Shareholders of Sinopec Shanghai Petrochemical Company Limited (the “Company”) in respect of the terms of the Framework Agreements and the Continuing Connected Transactions contained therein and their relevant caps for the years ending 31 December 2008, 31 December 2009 and 31 December 2010 with China Petrochemical Corporation, China Petroleum & Chemical Corporation and their respective associates. Pursuant to the Hong Kong Listing Rules, the Continuing Connected Transactions are subject to, among others, the approval of the Independent Shareholders at general meeting of the Company. Details of the Continuing Connected Transactions are summarized in the letter from the Board included in the circular dated 29 October 2007 (the “Circular”) issued by the Company to its Shareholders. This letter has been prepared for inclusion in the Circular and terms used in this letter have the same meanings as defined in the Circular unless the context otherwise requires.

In our capacity as independent financial adviser to the Independent Board Committee and the Independent Shareholders, our role is to give an independent opinion as to whether the terms of the Framework Agreements and the Continuing Connected Transactions contained therein and their relevant caps are on normal commercial terms, in the ordinary and usual course of business, and fair and reasonable insofar as the Independent Shareholders are concerned. Our opinion letter to the Independent Board Committee and the Independent Shareholders has been prepared and delivered in accordance with the requirements of the Hong Kong Listing Rules for the sole purpose of assisting the Independent Board Committee and the Independent Shareholders to evaluate the terms of the Continuing Connected Transactions. The assumptions made and the analyses conducted in our letter were undertaken in accordance with the customs and practices employed in similar transactions in Hong Kong.

In formulating our opinion, we have relied on the information, opinions and facts supplied, and representations made to us, by the Directors and representatives of the Company (including those contained or referred to in the Circular, among others, the Framework Agreements) and have assumed that all such information, opinions, facts and representations, which have been provided by the Directors and such representatives, and for which they are fully responsible, are true, accurate and complete in all respects. We have discussed with the management of the Company about their plans and prospects of the Company. We have also relied on certain information available to the public and have assumed such information to be accurate and reliable, and we have not independently verified the accuracy of such information. We have studied the relevant market and other conditions and trends relevant to the pricing of the Continuing Connected Transactions. Further, we have relied on the representations of the Directors that they have made all reasonable inquiries, and to the best of their knowledge and belief, that there are no other facts, the omission of which would make any statement contained in the Circular untrue or misleading.

With respect to any financial forecasts, estimates and projections relating to the Continuing Connected Transactions, we have assumed that each of such forecasts, estimates and projections was reasonably prepared on basis reflecting the best currently available information, views and judgments of future requirements of the Company and may be relied upon by us in formulating our opinion. We have also assumed that statements and representations made or referred to in the Circular were accurate at the time they were made and continue to be accurate at the date of despatch of the Circular.

In providing our opinion, we have not made any independent evaluation or appraisal of, nor have we conducted any form of independent investigation into, the business affairs or assets and liabilities of the Company, China Petrochemical Corporation, China Petroleum & Chemical Corporation or their respective associates. Additionally, we did not conduct any physical inspection of the properties or facilities of the Company, China Petrochemical Corporation, China Petroleum & Chemical Corporation, or their respective associates. It is not within our terms of reference to comment on the commercial feasibility of the Continuing Connected Transactions, which remains the responsibility of the Directors. As the independent financial adviser to the Independent Board Committee and the Independent Shareholders, we have not been involved in the negotiations in respect of the terms of the Continuing Connected Transactions. Our opinion with regard to the terms thereof has been made on the assumption that all obligations to be performed by each of the parties to the Continuing Connected Transactions will be fully performed in accordance with the terms thereof.

Our opinion is necessarily based upon market, economic and other conditions as they existed and could be evaluated on, and on the information publicly available to us as of the date of this opinion. We have no obligation to update this opinion to take into account events occurring after the date that this opinion is delivered to the Independent Board Committee and the Independent Shareholders. As a result, circumstances could develop prior to the taking effect of the Continuing Connected Transactions that, if known at the time we rendered our opinion, would have altered our opinion.

Evolution Watterson is a licensed corporation under the Securities and Futures Ordinance for type 1 (dealing in securities), type 4 (advising on securities) and type 6 (advising on corporate finance) regulated activity. Together with its affiliates, Evolution Watterson provides a full range of investment banking and broking services, which, in the course of normal trading activities, may from time to time effect transactions and hold securities for the accounts of customers.

Principal factors and reasons considered

In arriving at our opinion with regard to the terms of the Continuing Connected Transactions, we have considered the principal factors and reasons set out below.

The Continuing Connected Transactions

The Company has, since its initial public offering on 6 July 1993, entered into a number of agreements and conducted various business transactions with China Petrochemical Corporation, China Petroleum & Chemical Corporation and their respective associates.

The Company has conducted transactions including purchase of raw materials, sale of petroleum products, sale of petrochemical products and agency sale of petrochemical products with China Petroleum & Chemical Corporation and its associates and the Company intends to continue to conduct these business transactions in the future. Thus the Company proposes to enter into the Product Supply and Sale Services Framework Agreement, expiring on 31 December 2010, with China Petroleum & Chemical Corporation.

The Product Supply and Sale Services Framework Agreement

	Transaction	Description
1.1	Purchase of raw materials	Purchase crude oil, petrochemical feedstocks (e.g. naphtha, ethylene, etc.) and other raw materials

1.2	Sale of petroleum products	Sell petroleum products (including petroleum, diesel, jet fuel, etc.)

1.3	Sale of petrochemical products	Sell petrochemical products (e.g. butadiene, benzene, etc.)

1.4	Property Leasing	Property leasing services of certain housing units at Huamin Empire Plaza, No.728, Yanan Road West, Shanghai

1.5	Agency sale of petrochemical products	Arrange sales agents to sell resins, synthetic fiber raw materials and polymers, synthetic fibers, intermediate petrochemicals, by-products of ethylene cracking and PX aromatics facilities, as well as sub-products and residual products related to the aforementioned five types of products

The Company has also, from time to time, obtained, in the ordinary and usual course of its business, non-core services from service providers including China Petrochemical Corporation and its associates to support and complement the Company’s core businesses. These services include construction, installation and engineering design services, insurance services and financial services. The Company intends to continue to obtain these services in the future and therefore proposes to enter into the Comprehensive Services Framework Agreement, expiring on 31 December 2010, with China Petrochemical Corporation.

The Comprehensive Services Framework Agreement

	Transaction	Description
1.6	Construction, installation and engineering design services	The provision of installation and project design services regarding petrochemical equipment

1.7	Petrochemical industry insurance services	The provision of comprehensive insurance services regarding the production of petrochemicals

1.8	Financial services	The provision of financial services, including the arrangement of deposits, loans, financing leases, acceptance or discounting of bills, guarantees, and other financial services

We are of the view that, as the Company is primarily engaged in processing crude oil into a broad range of synthetic fibres, resins and plastics, intermediate petrochemical products and petroleum products and property leasing, the continuing connected transactions to be entered are carried out in the ordinary and usual course of the Company’s business.

We have reviewed the information provided by the Company and have relied on other information available to the public in relation to the Continuing Connected Transactions, and we have noted the followings:

1.1	Purchase of Raw Materials

China’s oil and petrochemical industry is subject to extensive regulation by the PRC government. The number of companies that are permitted to conduct sales and purchases of crude oil is limited and the transactions involving sales and purchases of crude oil are also subject to State plan. Accordingly, the Company’s options in terms of crude oil purchases are limited and are governed by the relevant State regulations and measures. These regulations and measures are promulgated by the PRC government and dictate the transaction value, the volume and all other terms and conditions under which the Company conducts its purchases of crude oil related.

In addition, as set out in the letter from the Board, the Company is required at all times to purchase raw materials from one of the four authorized crude oil importers, and the associates of China Petroleum & Chemical Corporation are one of these crude oil importers. The Directors confirm that the purchases of these raw materials such as crude oil, naphtha, paraxylene and other intermediate petrochemical raw materials are a part of the Company’s ordinary and usual course of its business. Further details of purchase of raw materials are set out in the letter from the Board contained in the Circular.

Pursuant to the Product Supply and Sale Services Framework Agreement, the purchase of crude oil and relevant raw materials from China Petroleum & Chemical Corporation and its associates are determined in accordance with the following pricing policies:

(a) If there are applicable State (central and local governments) tariffs, the pricing of the Company’s purchases shall be bound by the State tariffs;

(b) If there are no State tariffs, but there are applicable State guidance prices, the pricing of the Company’s purchases shall be bound by the State guidance prices; or

(c) If there are no applicable State tariffs or State guidance prices, the pricing of the Company’s purchases shall be determined in accordance with the prevailing market price (including any bidding price).

We note that the priority of the pricing mechanism is set in the order from (a) to (c). We are advised by the Company that it is currently contemplated that the purchase prices of a majority of crude oil related raw materials from China Petroleum & Chemical Corporation and its associates will be determined in accordance with the prevailing market price (including any bidding price). Based on some contracts supplied to us by the Company, we also note that the purchase prices of raw materials from China Petroleum & Chemical Corporation and its associates are in line with the prevailing market prices paid by the Company to other suppliers.

For certain non-crude oil raw material purchases including items such as coal and steel, the pricing policies are similar to the pricing policies as described above. As advised by the Directors, the Company shares a centralized procurement plan with China Petroleum & Chemical Corporation and its associates to purchase such non-crude oil raw materials from independent raw material suppliers. For these raw materials, the Company places orders to China Petroleum & Chemical Corporation and its associates where China Petroleum & Chemical Corporation and its associates, on behalf of the Company and themselves, negotiate and purchase raw materials from the suppliers collectively. Once the raw materials have been purchased, China Petroleum & Chemical Corporation and its associates then sell these raw materials to the Company. The Directors believe, and we, after reviewing the quotations in relation to the non-crude oil raw materials supplied by the Company, concur that through collective negotiations with raw material suppliers, the Company is able to achieve and benefit from more favorable terms such as lower pricing and more speedy delivery than otherwise.

Since the number of crude oil importers are limited and the associates of China Petroleum & Chemical Corporation are one of these crude oil importers which have a long business relationship with the Company and the prices that the Company paid are in line with the prevailing international oil market prices, we are of the opinion that the abovementioned terms of purchases of raw materials from China Petroleum & Chemical Corporation and its associates are fair and reasonable and in the interests of the Company and its Shareholders as a whole.

1.2	Sales of Petroleum Products

China’s oil and petrochemical industry is subject to extensive regulation by the PRC government. The number of companies that are permitted to conduct sales and purchases of petroleum products is limited and the transactions involving sales and purchases of such petroleum products are also subject to the State plan. Accordingly, the Company’s sales of petroleum products are governed by the relevant PRC regulations and measures. These regulations and measures are promulgated by the PRC government and dictate the transaction value, the volume and all other terms and conditions under which the Company conducts its sales of petroleum products.

The Directors confirm that the sales of these petroleum products such as gasoline, diesel and jet fuel, etc. are part of the Company’s ordinary and usual course of business. Further details of sales of petroleum products are set out in the letter from the Board contained in the Circular.

Pursuant to the Product Supply and Sale Services Framework Agreement, the sales of petroleum products to China Petroleum & Chemical Corporation and its associates are determined in accordance with the following pricing policies:

(a) If there are applicable State (central and local governments) tariffs, the pricing of the Company’s sales shall be bound by the State tariffs;

(b) If there are no State tariffs, but there are applicable State guidance prices, the pricing of the Company’s sales shall be bound by the State guidance prices; or

(c) If there are no applicable State tariffs or State guidance prices, the pricing of the Company’s sales shall be determined in accordance with the prevailing market price (including any bidding price).

We note that the priority of the pricing mechanism is set in the order from (a) to (c). We are advised by the Company that it is currently contemplated that the selling prices of the petroleum products to be sold to China Petroleum & Chemical Corporation and its associates (including, without limitation, gasoline, diesel and jet fuel) will be determined in accordance with applicable State tariffs. Based on some contracts supplied to us by the Company, we also note that the selling prices of petroleum products to China Petroleum & Chemical Corporation and its associates are in line with applicable State tariffs.

As the number of companies that are permitted to conduct sales and purchases of petroleum products are limited and the prices that the Company received from China Petroleum & Chemical Corporation and its associates are in line with applicable State tariffs, we are of the opinion that the terms of sales of petroleum products are fair and reasonable and in the interests of the Company and its Shareholders as a whole.

1.3	Sales of Petrochemical Products

The Company has in the past and in the ordinary and usual course of business sold certain petrochemical products, including butadiene, benzene, etc. to China Petroleum & Chemical Corporation (Shanghai Gao Qiao Branch). The Company believes that the sales of such petrochemical products to China Petroleum & Chemical Corporation and its associates would reduce its inventory risk, promote its brand name and assist the Company in developing and expanding the markets for its products. Further details of sales of petrochemical products are set out in the letter from the Board contained in the Circular.

Pursuant to the Product Supply and Sale Services Framework Agreement, the sales of petrochemical products to China Petroleum & Chemical Corporation and its associates are determined according to the following pricing policies:

(a) If there are applicable State (central and local governments) tariffs, the pricing of the Company’s sales shall be bound by the State tariffs;

(b) If there are no State tariffs, but there are applicable State guidance prices, the pricing of the Company’s sales shall be bound by the State guidance prices; or

(c) If there are no applicable State tariffs or State guidance prices, the pricing of the Company’s sales shall be determined in accordance with the prevailing market price (including any bidding price).

We note that the priority of the pricing mechanism is set in the order from (a) to (c). We are advised by the Company that it is currently contemplated that the selling prices of the petrochemical products to be sold to China Petroleum & Chemical Corporation and its associates will be determined in accordance with pricing policies (a), (b) or (c) above.

We also note that the selling prices of major petrochemical products to China Petroleum & Chemical Corporation and its associates are in line with the prevailing selling prices paid by other petrochemical companies in China.

Based on the above, we are of the opinion that the abovementioned terms of sales of petrochemical products are fair and reasonable and in the interests of the Company and its Shareholders as a whole.

1.4	Property Leasing

In 2004, the Company purchased the property rights of the housing units of 16th to 28th floors of Huamin Empire Plaza, No. 728 Yanan Road West, Shanghai, as the Company’s city office and leased part of the property. We are advised by the Directors that, taking into account the solid financial background and reputation of China Petroleum & Chemical Corporation, the Board proposes the Company to lease the property directly to China Petroleum & Chemical Corporation and its associates in the future and to include property leasing as a category of Continuing Connected Transactions in the Product Supply and Sale Services Framework Agreement.

Pursuant to the Product Supply and Sale Services Framework Agreement, the lease terms of property to China Petroleum & Chemical Corporation and its associates are determined in accordance with the then market rates and leasing terms. The Company will receive rental payments in cash in accordance with the rental payment terms set out in the individual lease agreements.

Based on the above, we are of the opinion that the abovementioned terms of property leasing are fair and reasonable and in the interests of the Company and its Shareholders as a whole.

1.5	Agency Sales of Petrochemical Products

Commenced in July 2004, the Company has entered into non-exclusive sales arrangements with China Petroleum & Chemical Corporation and its associates for the Company’s petrochemical products, including resins, synthetic fiber raw materials and polymers, synthetic fibers, intermediate petrochemicals, by-products of ethylene cracking and PX aromatics facilities, as well as sub-products and residual products related to the aforementioned five types of products, on a commission basis, as part of its ordinary and usual course of the business. The Company intends to continue such sales arrangements with agents. The Directors believe that such trading, distribution and marketing of the Company’s products through agency sales arrangements enable the Company to focus on its core manufacturing competence. Further details of agency sales of petrochemical products are set out in the letter from the Board contained in the Circular.

Pursuant to the Product Supply and Sale Services Framework Agreement, commissions payable to China Petroleum & Chemical Corporation and its associates in connection with agency sales of the Company’s petrochemical products are determined on prevailing market commission rate charged for agency sales for petrochemical products and settled on a monthly basis. We have reviewed some contracts supplied to us by the Company and are of the view that the commissions payable by the Company to China Petroleum & Chemical Corporation and its associates are not less favourable than the prevailing market commission rate charged by China Petroleum & Chemical Corporation and its associates to independent third party.

As advised by the Directors, we note that China Petroleum & Chemical Corporation and its associates are one of the leading sales agents of petrochemical products in China and offer a range of agency sales services compatible to the Company’s petrochemical product range. China Petroleum & Chemical Corporation and its associates also have a majority market share in terms of volume in a large number of specific petrochemical products in China and are thus a price leader in the industry. The Directors believe and we, after taking into account the abovementioned reasons, share the view that the sales of petrochemical products through China Petroleum & Chemical Corporation and its associates would assist the Company in avoiding price-slashing between the Company and the associates of the China Petroleum & Chemical Corporation, improving overall bargaining power, stabilizing the sales prices of the Company’s petrochemical products and in promoting the Company’s products in the market place in a cost effective manner.

Based on the above, we are of the opinion that the abovementioned terms of the agency sales of petrochemical products are fair and reasonable and in the interests of the Company and its Shareholders as a whole.

1.6	Provision of Construction, Installation and Engineering Design services

Since the Company’s initial public offer on 6 July 1993, the Company has, from time to time, obtained, in the ordinary and usual course of business, construction, installation and engineering design services from service providers with a view to upgrade and optimize existing products and processes and to develop new technology, products, processes and equipment relating to the business of the Company. These service providers include China Petrochemical Corporation Ningbo Engineering Company Limited and China Petrochemical Corporation Shanghai Engineering Company Limited, both of which are subsidiaries of China Petrochemical Corporation. Further details of provision of construction, installation and engineering design services are set out in the letter from the Board contained in the Circular.

Pursuant to the Comprehensive Services Framework Agreement, the fees payable to China Petrochemical Corporation and its associates in relation to the provision of construction, installation and engineering design services are priced according to the prevailing market prices (including any bidding prices) for such services. We have reviewed some contracts supplied to us by the Company and are of the view that the fees payable by the Company to China Petroleum Corporation and its associates are not less favourable than the fees charged by China Petroleum Corporation and its associates to independent third parties.

The Company believes that China Petrochemical Corporation and its associates have consistently been able to meet the Company’s stringent demands for highly technical designs and construction specifications and timely delivery of services and are one of the few companies that provide construction, installation and engineering design services for the Company. The Company has in the past invited comparable construction, installation and engineering design services providers to make their offers to provide such construction, installation and engineering design services and some of the services were not, and remain not, available from independent third party providers or not available on comparable terms offered by China Petrochemical Corporation and its associates. Selection criteria included, but were not limited to, safety, reliability, technical expertise, understanding of existing facilities and their experience in providing construction, installation and engineering design services.

Based on the above, we are of the opinion that the abovementioned terms in the provision of construction, installation and engineering design services are fair and reasonable and in the interests of the Company and its Shareholders as a whole.

1.7	Provision of Petrochemical Industry Insurance Agency Services

Since the Company’s initial public offering on 6 July 1993, the Company has been, in the ordinary and usual course of business, maintaining insurance agency services for its petrochemicals production, property, facilities and inventory with China Petrochemical Corporation. The Directors believe that captive insurance has been widely adopted in the petrochemical industry and is critical to the Company in controlling its risk exposure. Further details of provision of insurance services are set out in the letter from the Board contained in the Circular.

Pursuant to the Comprehensive Services Framework Agreement, the premiums payable to China Petrochemical Corporation and its associates in relation to the provision of petrochemical industry insurance agency services are priced according to the relevant administrative measures promulgated by the Ministry of Finance and China Petrochemical Corporation which provided that such premiums should be calculated based on the fixed asset value and the inventory of the Company.

The Company will pay the insurance premiums by way of cash payments in accordance with the terms set out in each of the individual insurance policies for such petrochemical industry insurance services.

As advised by the Directors, owing to the size of the Company’s operation, the Company finds it difficult to identify suitable domestic insurance firms to provide insurance coverage at a reasonable insurance premium in the PRC. We also note that the Ministry of Finance has already granted approval for China Petrochemical Corporation to provide captive insurance services to its affiliates, and we understand from the Company that the premium paid by the Company to China Petrochemical Corporation and any other terms in relation to the provision of insurance services are in accordance with the relevant regulations as specified by the Ministry of Finance.

Based on the above, we are of the opinion that the abovementioned terms in the provision of insurance services are fair and reasonable and in the interests of the Company and its Shareholders as a whole.

1.8	Provision of Financial Services

Since the Company’s initial public offering on 6 July 1993, the Company has obtained, in the ordinary and usual course of business, financial services from Sinopec Finance Company Limited, an associate of China Petrochemical Corporation. The Directors believe that access to reliable, timely and co-operative financial services is essential to the Company and its business. Further details of provision of financial services are set out in the letter from the Board contained in the Circular.

We note that the fees and charges payable by the Company to Sinopec Finance Company Limited under the Comprehensive Services Framework Agreement are determined by reference to the applicable fees and charges specified by the PBOC and the CBRC for the relevant services from time to time, and if neither the PBOC nor the CBRC has specified a fee or charge for a particular service, then the services will be provided by Sinopec Finance Company Limited on terms no less favourable than terms available from commercial banks in China.

Based on the above, we are of the opinion that the abovementioned terms in the provision of financial services are fair and reasonable and in the interests of the Company and its Shareholders as a whole.

The Annual Caps on the Relevant Continuing Connected Transactions

Under the Hong Kong Listing Rules, the Continuing Connected Transactions are subject to the approval of the Independent Shareholders. The Company is also required to make annual estimates on such Continuing Connected Transactions and such annual estimates are subject to the approval of the Independent Shareholders. The table below sets forth a summary of each of the historical figures and estimated amount for the three years ending 31 December 2010:

Category of connected transaction	Segment by product or activity	Historical figures (in RMB million)			Estimated figures (in RMB million)
		for the years ended 31 December		for the six months ended 30 June	for the years ending 31 December
		2005	2006	2007	2008	2009	2010
	Product Supply and Sale Services Framework Agreement
Purchase of raw materials	Crude oil, petrochemical raw materials (e.g. naphtha, ethylene, etc.) and other raw materials	26,209	33,803	16,981	53,000	63,000	73,000
Sale of petroleum products	Petroleum products (including petroleum, diesel, jet fuel, etc.)	15,855	15,843	8,132	28,000	36,500	45,000

Sale of petrochemical products	Petrochemical products (e.g. butadiene, benzene, etc.)	3,751	4,067	2,191	7,000	8,500	11,000
Property leasing	Property leasing services of certain housing units at Huamin Empire Plaza, No. 728, Yanan Road West, Shanghai	Nil	Nil	Nil	28	30	33
Agency sale of petrochemical products	Resins, synthetic fiber raw materials and polymers, synthetic fibers, intermediate petrochemicals, by-products of ethylene cracking and aromatics facilities, as well as sub-products and residual products related to the aforementioned five types of products	71	183	94	250	310	380

	Comprehensive Services Framework Agreement
Provision of construction, installation and engineering design services	The provision of installation and project design services regarding petrochemical equipment	183	195	65	550	330	550
Provision of petrochemical industry insurance services	The provision of comprehensive insurance services regarding the production of petrochemicals	96	99	50	110	120	130
Provision of financial services	The provision of financial services, including the arrangement of deposits, loans, financing leases, acceptance or discounting of bills, guarantees, and other financial services	6	7	1	40	45	50

2.1.	Caps for Purchase of Raw Materials

The aforementioned annual caps for purchase of raw materials are determined with reference to

(a) previous transactions conducted and transaction amounts in respect of purchases of raw materials from China Petroleum & Chemical Corporation and its associates;

(b) Company’s estimate of its business growth;

(c) Company’s estimate of the increase in its production capacity;

(d) Company’s estimate of the increase in the costs of raw materials; and

(e) Company’s estimate of the impact of possible price fluctuations brought by geopolitical factors and speculations on energy prices caused by speculative capital on the international market, apart from price fluctuations brought by ordinary demand-supply balance.

We have reviewed the Company’s interim report for the six months ended 30 June 2007 regarding the capital expenditure deployed and obtained certain permits supplied by the Company in respect of the construction of the facilities issued by the State Development and Reform Commission. We are advised by the Directors that the Company has recently completed the construction of certain facilities, including the 380,000-tons/year ethylene glycol project (completed on 3 March 2007), the 3,300,000-ton/year diesel hydrogenation project (completed on 18 June 2007), and the 1,200,000-tons/year delayed coking facility in construction now will be put into operation next year and the construction of the proposed 600,000-ton/year PX aromatics complex will soon be started. These newly completed and proposed projects will substantially increase the Company’s production capacity, leading to increases in demand for crude oil and other raw materials.

We are also advised by the Directors that the connected transaction amount will increase in 2008 due to (i) the commencement in full of the raw material cross-supply pipeline between the Company and Shanghai Secco Petrochemical Company Limited (a joint venture jointly established by British Petroleum plc, China Petroleum & Chemical Corporation and the Company, with respective investment proportions of 50%, 30% and 20%) will provide a stable, convenient, reliable and mutually beneficial supply of intermediate feedstocks to the Company and Shanghai Secco Petrochemical Company Limited. According to the information on the volume of raw materials transmitted through the cross-supply pipeline provided to us by the Company, the quantity of feedstocks to be cross-supplied through the pipeline was increased substantially in the first half of 2007 as compared to the second half of 2006; (ii) according to the share transfer permit issued by the State-owned Assets Supervision and Administration Commission of the State Council, the Company’s subsidiary China Jinshan Associated Trading Corporation has undergone a change in shareholding structure (with shareholding of China Petroleum & Chemical Corporation’s associates increased to 22.67%), thereby making China Jinshan Associated Trading Corporation a connected person of the Company. Accordingly, the raw material imported to the Company through China Jinshan Associated Trading Corporation has and will become continuing connected transactions of the Company and the entire amount of such raw material imports is included in the calculation of the annual caps; and (iii) the Directors’ prediction that the price of the crude oil price will continue to rise in the next few years. The current crude oil price of approximately US$92 per barrel (per West Texas Intermediate Cushing Spot as quoted on Bloomberg as at the Latest Practicable Date) has increased by approximately 91.7% from the average trading price of approximately US$48 per barrel in January 2007.

Taking these factors into account, the Company has arrived at the annual caps of RMB 53.0 billion, RMB 63.0 billion and RMB 73.0 billion for the years ending 31 December 2008, 31 December 2009 and 31 December 2010, respectively.

2.2.	Caps for Sales of Petroleum Products

The aforementioned annual caps for sales of petroleum products are determined with reference to:

(a) previous transactions conducted and transaction amounts in respect of sales of petroleum products to China Petroleum & Chemical Corporation and its associates;

(b) current prices of petroleum products and expectations on the State’s reform of petroleum product pricing mechanism;

(c) Company’s estimate of the increase in the international crude oil prices; and

(d) Company’s estimate of the increase in the overall demand for petroleum products in the PRC.

We have reviewed the Company’s interim report for the six months ended 30 June 2007 regarding the capital expenditure deployed and obtained certain permits supplied by the Company in respect of the construction of the facilities issued by the State Development and Reform Commission. We are advised by the Directors that the Company has recently completed the construction of certain facilities, including the 380,000-ton/year ethylene glycol project (completed on 3 March 2007), the 3,300,000-ton/year diesel hydrogenation project (completed on 18 June 2007), and the 1,200,000-ton/year delayed coking facility in construction now will be put into operation next year and the construction of the proposed 600,000-ton/year PX aromatics complex will be soon started. These newly completed and proposed projects will substantially increase the Company’s production capacity. Accordingly, the Company expects its petroleum product sales to increase as a result of the production capacity expansion.

Taking these factors into account, the Company has arrived at the annual caps of RMB 28.0 billion, RMB 36.5 billion and RMB 45.0 billion for the years ending 31 December 2008, 31 December 2009 and 31 December 2010, respectively.

2.3.	Caps for Sales of Petrochemical Products

The aforementioned annual caps for sales of petrochemical products are determined with reference to:

(a) previous transactions conducted and transaction amounts in respect of sales of petrochemical products to China Petroleum & Chemical Corporation and its associates;

(b) Company’s estimate of the increase in the costs of raw materials;

(c) Company’s estimate of the increase in the overall demand for petrochemical products in the PRC; and

(d) Company’s estimate of the increase in the market price of petrochemical products.

We have reviewed the Company’s interim report for the six months ended 30 June 2007 regarding the capital expenditure deployed and obtained certain permits supplied by the Company in respect of the construction of the facilities issued by the State Development and Reform Commission. We are advised by the Directors that the Company has recently completed the construction of certain facilities, including the 380,000-ton/year ethylene glycol project (completed on 3 March 2007), the 3,300,000-ton/year diesel hydrogenation project (completed on 18 June 2007), and the 1,200,000-ton/year delayed coking facility in construction now will be put into operation next year and the construction of the proposed 600,000-ton/year PX aromatics complex will be soon started. These newly completed and proposed projects will substantially increase the Company’s production capacity. Accordingly, the Company expects its petrochemical product sales to increase as a result of the production capacity expansion.

Taking abovementioned factors into account, the Company has arrived at the annual caps of RMB 7.0 billion, RMB 8.5 billion and RMB 11.0 billion for the years ending 31 December 2008, 31 December 2009 and 31 December 2010, respectively.

2.4.	Property Leasing

The aforementioned annual caps for property leasing are determined with reference to:

(a) The market prices of similar properties in the Shanghai area in the past three years; and

(b) The Company’s estimate of the increase in rental prices for office properties in the Shanghai area.

We have reviewed the existing lease agreements entered by the Company and the forecast of the expected additional agreements to be entered by the Company for the three years ending 31 December 2010.

Taking abovementioned factors into account, the Company has arrived at the annual caps of RMB 28 million, RMB 30 million and RMB 33 million for the years ending 31 December 2008, 31 December 2009 and 31 December 2010, respectively.

2.5.	Caps for Agency Sales of Petrochemical Products

The aforementioned annual caps for agency sales of petrochemical products are determined with reference to:

(a) The previous transactions conducted and transaction amounts in respect of agency sales of petrochemical products through China Petroleum & Chemical Corporation and its associates;

(b) The Company’s estimate of the increase in the overall demand for petrochemical products in the PRC;

(c) The Company’s estimate of the increase in petrochemical product prices resulting from the increase in crude oil prices; and

(d) The Company’s estimate of its business growth.

We have reviewed the Company’s interim report for the six months ended 30 June 2007 regarding the capital expenditure deployed and obtained certain permits supplied by the Company in respect of the construction of the facilities issued by the State Development and Reform Commission. We are advised by the Directors that the Company has recently completed the construction of certain facilities, including the 380,000-ton/year ethylene glycol project (completed on 3 March 2007), the 3,300,000-ton/year diesel hydrogenation project (completed on 18 June 2007), and the 1,200,000-ton/year delayed coking facility in construction now will be put into operation next year and the construction of the proposed 600,000-ton/year PX aromatics complex will be soon started. These newly completed and proposed projects will substantially increase the Company’s production capacity. Accordingly, the Company expects its agency sales of petrochemical products to increase as a result of the production capacity expansion.

Taking these factors into account, the Company has arrived at the annual caps of RMB 250 million, RMB 310 million and RMB 380 million for the years ending 31 December 2008, 31 December 2009 and 31 December 2010, respectively.

2.6.	Caps for Provision of Construction, Installation and Engineering Design Services

The aforementioned annual caps for provision of construction, installation and engineering design services are determined with reference to:

(a) The previous transactions conducted and transaction amounts in respect of provision of construction, installation and engineering design services by China Petrochemical Corporation and its associates;

(b) The Company’s estimate of construction, installation and engineering design service costs which are required to satisfy its existing and future development; and

(c) The Company’s estimate of the increase in the market price of construction, installation and engineering design services.

We are advised by the Directors that the Company expects such expenses to increase substantially in the next three years due to the construction of the 600,000-ton/year PX aromatics complex, the 1,200,000-ton/year delayed coking plant facility, the 150,000-ton/year C5 segregation facility, the 620-ton/hour steam boiler and the 100-megawatt power generation project and other technological revamping projects. Taking these factors into account, the Company arrives at the annual caps of RMB 550 million, RMB 330 million and RMB 320 million for the years ending 31 December 2008, 31 December 2009 and 31 December 2010, respectively.

2.7.	Caps for Provision of Petrochemical Industry Insurance Agency Services

The aforementioned annual caps for provision of petrochemical industry insurance agency services are determined with reference to:

(a) The previous transactions conducted and transaction amounts in respect of petrochemical industry insurance agency services by China Petrochemical Corporation and its associates;

(b) The Company’s estimate of the growth in the value of its facilities in view of the Company’s existing and future development; and

(c) The Company’s estimate of the increase in the market price of petrochemical industry insurance agency services.

We have reviewed the Company’s interim report for the six months ended 30 June 2007 regarding the capital expenditure deployed and obtained certain permits in respect of the construction of the facilities issued by the State Development and Reform Commission. We are advised by the Directors that the Company has recently completed the construction of certain facilities, including the 380,000-ton/year ethylene glycol project (completed on 3 March 2007), the 3,300,000-ton/year diesel hydrogenation project (completed on 18 June 2007), and the 1,200,000-ton/year delayed coking facility in construction now will be put into operation next year and the construction of the proposed 600,000-ton/year PX aromatics complex will be soon started. Consequently, the Company expects that the transaction amounts in respect of the petrochemical industry insurance will be increased for the three years 2008, 2009 and 2010 to satisfy the insurance coverage of the completed and proposed construction of the facilities.

Taking these factors into account, the Company has arrived at the annual caps of RMB110 million, RMB120 million and RMB130 million for the years ending 31 December 2008, 31 December 2009 and 31 December 2010, respectively.

2.8.	Caps for Provision of Financial Services

The aforementioned annual caps for provision of financial services are determined with reference to:

(a) The previous transactions conducted and transaction amounts in respect of provision of financial services by Sinopec Finance Company Limited;

(b) The Company’s estimate of its business growth;

(c) The volume of the Company’s transactions involving the use of financial services; and

(d) The Company’s estimate of the increase in the market price of financial services.

The Company is aware that the estimated amount for the year ending 31 December 2008 will increase substantially. This is primarily because the expansion of the Company’s production scale will further increase funding needs, and the Company does not rule out the possibility of obtaining loans and other financial services from Sinopec Finance Company Limited under terms which offer sub-market level interest rates. Taking these factors into account, the Company has arrived at the annual caps of RMB40 million, RMB45 million and RMB50 million for the years ending 31 December 2008, 31 December 2009 and 31 December 2010, respectively.

We have reviewed the historical figures provided by the Company for each of the Continuing Connected Transactions for the years ending 31 December 2005, 31 December 2006 and 30 June 2007. We have also considered the Company’s projection for each of the Continuing Connected Transactions for the three financial years ending 31 December 2010, including the Directors’ views as to the potential business growth of the Company and the price volatility of products and services in each of 2.1) to 2.8) above. We are of the opinion that, the relevant caps for each of the Continuing Connected Transactions, which are calculated based on the Company’s expected business growth and future operational requirements, are fair and reasonable and in the interests of the Company and its Shareholders as a whole.

Opinion

Having taken into account the rationale and considerations set out above, we are of the view that the terms of the Framework Agreements and the Continuing Connected Transactions contained therein and the relevant caps on each Continuing Connected Transactions for the three years ending 31 December 2010, taken as a whole, are (a) carried out in the ordinary and usual course of the Company’s business; (b) based on normal commercial terms and are fair and reasonable and in the interests of the Company and the Shareholders as a whole. Accordingly, we recommend the Independent Shareholders to vote in favour of the resolution to be proposed at the Extraordinary General Meeting.

Yours faithfully For and on behalf of
Evolution Watterson Securities Limited David Tsang
Managing Director

APPENDIX GENERAL INFORMATION

1.	RESPONSIBILITY STATEMENTS

This circular includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Company. The Directors collectively and individually accept full responsibility for the accuracy of the information contained in this circular, and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief there are no other facts the omission of which would make any statement herein misleading.

2.	DISCLOSURE OF INTERESTS

(a) Interests and short positions of the Directors, the Supervisors and the senior management of the Company in competing business

As at the Latest Practicable Date, none of the Directors, the Supervisors and the senior management of the Company so far as is known to them, any of their respective associates was interested in any business (apart from the Group’s business) which competes or is likely to compete either directly or indirectly with the Group’s business (as would be required to be disclosed under Rule 8.10 of the Hong Kong Listing Rules if each of them were a controlling shareholder).

(b) Interests and short positions of the Directors, the Supervisors and the senior management of the Company in its shares, underlying shares and debentures

As at the Latest Practicable Date, other than Rong Guangdao, an executive Director, the Chairman and the President of the Company, who holds 3,600 A shares (representing approximately 0.00007% of the total A shares issued by the Company) in the Company and Du Chongjun, the Vice Chairman and the Vice President of the Company, who holds 1,000 A shares (representing approximately 0.00002% of the total A shares issued by the Company) in the Company, none of the Directors, the Supervisors or the senior management of the Company had any interests or short positions in any shares, underlying shares or debentures of the Company and its associated corporations (within the meaning of Part XV of the SFO) which were required to be notified to the Company and the Hong Kong Stock Exchange pursuant to Divisions 7 and 8 of Part XV ofthe SFO (including interests and short positions which they were deemed or taken to have under the SFO), or which were required to be recorded in the register to be kept under section 352 of the SFO or as notified to the Company and the Hong Kong Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Companies as set out in Appendix 10 to the Hong Kong Listing Rules.

As at the Latest Practicable Date, none of the Directors, the Supervisors and the senior management of the Company and their respective spouses and children under 18 years of age had been granted by the Company or had exercised any right to subscribe for Shares or debentures of the Company or any of its associated corporations.

(c) Interests and short positions of substantial shareholders and other persons in the shares and the underlying shares of the Company

As at the Latest Practicable Date, the interests and short positions of substantial shareholders (being persons who are entitled to exercise, or control the exercise of, 5% or more of the voting power at any general meeting of the Company) and other persons who have an interest or short position in the shares and the underlying shares of the Company which would fall to be disclosed to the Company under Divisions 2 and 3 of Part XV of the SFO, or who is, directly or indirectly, interested in 10% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of any other member of the Group or held any option in respect of such capital were as set out in the tables below:

(i)	Interests in the shares of the Company

							Approximate shareholdings as a percentage (%) of:
Name of shareholder	Type of interests	Class of shares	Number of shares held		The relevant class of shares		The total issued share capital of the Company
China Petroleum & Chemical Corporation	Beneficial owner	Non-circulating domestic promoter’s legal person shares	4,000,000,000	(L)	82.14	(L)	55.56

China Petrochemical Corporation(Note)	Attributable interests	Non-circulating domestic promoter’s legal person shares	4,000,000,000	(L)	82.14	(L)	55.56

UBS AG	Beneficial owner	Overseas listed H shares	158,754,434 78,782,500	(L) (S)	6.81 3.38	(L) (S)	2.20 1.09	(L) (S)

Government of Singapore Investment Corporation Pte Ltd	Beneficial owner	Overseas listed H shares	146,743,700	(L)	6.30	(L)	2.04	(L)

(L) — long position; (S) — short position;

Note: Based on the information available to the Directors of the Company on the website of the Hong Kong Stock Exchange and so far as the Directors are aware, as at the Latest Practicable Date, China Petrochemical Corporation holds 65,758,044,493 domestic shares in China Petroleum & Chemical Corporation, representing 75.84% of the total issued share capital of China Petroleum & Chemical Corporation. By virtue of such relationship, China Petrochemical Corporation is deemed interested in the 4,000,000,000 domestic promoter’s legal person shares of the Company directly held by China Petroleum & Chemical Corporation.

(ii)	Interests in the subsidiaries of the Company

Name of subsidiary(Note)	Number of shareholder(Note)	Shareholding percentage (%) in the subsidiary
Shanghai Jinpu Plastics Packaging Materials Company Limited	(i) ITOCHU Corporation (ii) Shanghai Jinshan Industrial Investment & Development Company Limited	30 20

BOC-SPC Gases Co., Ltd.	BOC (China) Holdings Company Ltd.	50

China Jinshan Associated Trading Corporation	(i) China Petrochemical International Company Ltd. (ii) Shanghai Overseas Company	22.67 10

Shanghai Jinchang Engineering Plastics Company Limited	(i) ITOCHU Corporation (ii) CHISSO Petrochemical Corporation	15 25

Shanghai Golden Phillips Petrochemical Company Limited	Chevron Phillips Chemical LLP	40

Zhejiang Jin Yong Acrylic Fibre Company Limited	Zhejian Province Economic Construction and Investment Company	20

Note: The English names of certain companies referred herein represent the Company’s best efforts at translating the Chinese names of these companies as no English names have been registered.

Save as disclosed above, as at the Latest Practicable Date, so far as the Directors of the Company are aware of, no person (not being a Director or chief executive of the Company) had an interest or short position in the shares and underlying shares of the Company which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 under Part XV of the SFO, or, who is directly or indirectly, interested in 10% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at the general meeting of any other member of the Company or held any option in respect of such capital.

As at the Latest Practicable Date, none of the Directors had any direct or indirect interest in any asset which had since 31 December 2006, being the date to which the latest published audited financial statements of the Company were made up, been acquired or disposed of by or leased to any member of the Group, or are proposed to be acquired or disposed of by or leased to any member of the Group.

As at the Latest Practicable Date, none of the Directors was materially interested in any contract or arrangement entered into by any member of the Group since 31 December 2006, being the date to which the latest published audited financial statements of the Company were made up, and which was significant in relation to the business of the Group.

3.	LITIGATION

The Group is not engaged in litigation or arbitration of material importance and there is no litigation or claim of material importance pending or threatened against the Group.

4.	EXPERT’S QUALIFICATION, DISCLOSURE OF INTERESTS AND CONSENT

Evolution Watterson, a licensed corporation under the SFO for type 1 (dealing in securities), type 4 (advising on securities), and type 6 (advising on corporate finance) regulated activities under the SFO. As at the Latest Practicable Date, Evolution Watterson did not have any direct or indirect shareholding in any member of the Group or any right to subscribe for or to nominate persons to subscribe for shares in any member of the Group.

As at the Latest Practicable Date, Evolution Watterson did not have any direct or indirect interests in any assets which had since 31 December 2006 (being the date to which the latest published audited consolidated accounts of the Company were made up) been acquired or disposed of by or leased to any member of the Group, or were proposed to be acquired or disposed of by or leased to any member of the Group.

Evolution Watterson has given and has not withdrawn its written consent to the issue of this circular with the inclusion therein of its letter and references to its name in the form and context in which they appear.

5.	SERVICE CONTRACTS

At the Latest Practicable Date, none of the Directors or Supervisors had any existing or proposed service contract with the Group which will not expire or is not determinable by the employer within one year without payment of compensation (other than statutory compensation).

6.	MATERIAL ADVERSE CHANGES

There has been no material adverse change in the financial or trading position of the Group since 31 December 2006, the date to which the latest published audited accounts of the Company have been made up.

7.	PROCEDURE FOR DEMANDING A POLL BY SHAREHOLDERS

Pursuant to Article 88 of the articles of association of the Company, at any general meeting of shareholders of the Company a resolution shall be decided on a show of hands unless a poll is (before or after any vote by show of hands) demanded:

•	by the chairman of the meeting;

•	by at least two shareholders entitled to vote present in person or by proxy; or

•	one or more shareholders (including proxies) holding shares alone or jointly representing ten per cent. (10%) or more of the voting rights present at such meeting.

The demand for a poll may be withdrawn by the person who makes such demand.

8.	MISCELLANEOUS

(a)	The company secretary of the Company is Zhang Jingming, a senior economist.

(b) The registered office of the Company is at 48 Jinyi Road, Jinshan District, Shanghai 200540, People’s Republic of China.

(c) The share registrars and transfer office for the Company’s H-shares are Computershare Hong Kong Investor Services Limited, at 17/F, Hopewell Centre, 183 Queen Road East, Hong Kong.

(d)	The English text of this circular shall prevail over the Chinese text.

9.	DOCUMENTS AVAILABLE FOR INSPECTION

Copies of the following documents will be available for inspection during normal business hours at the registered offices of Freshfields Bruckhaus Deringer, 11th Floor, Two Exchange Square, Central, Hong Kong, and at the registered office of the Company, 48 Jinyi Road, Jinshan District, Shanghai 200540, PRC, from the date of this circular up to and including 12 November 2007:

(a) the Framework Agreements;

(b) the Original Framework Agreements;

(c) the letter of consent from Evolution Watterson dated 29 October 2007;

(d) the letter from Evolution Watterson to the Independent Board Committee and the Independent Shareholders dated 29 October 2007, the text of which is set out on pages 32 to 50 of this circular;

(e) the letter from the Independent Board Committee dated 29 October 2007, the text of which is set out on pages 30 to 31 of this circular; and

(f) minutes for the 23rd meeting of the fifth session of the Board held on 19 October 2007.

NOTICE OF EXTRAORDINARY GENERAL MEETING

(a joint stock limited company incorporated in the People’s Republic of China)

(Stock code: 338)

Notice of 2007 Extraordinary General Meeting

Sinopec Shanghai Petrochemical Company Limited (the “Company”) and all of the members of the board of directors jointly and severally accept full responsibility for the truthfulness, accuracy and completeness of the information contained in this announcement and confirm that there are no material omissions or false or misleading statements in this announcement.

NOTICE IS HEREBY GIVEN that the 23rd meeting of the fifth session of the board of directors of the Company was held on 19 October 2007. The Meeting has decided to hold the 2007 extraordinary general meeting (“EGM”) of the Company with details as follows:

1.	Basic information for convening the EGM:

(1) Date and Time:	Thursday, 13 December 2007 at 10:00 a.m.
(2) Venue:	Shangri-La Hotel, Shenzhen, Jianshe Road, Shenzhen, the PRC (on the east side of the railway station)
(3) Convenor:	The board of directors of the Company
(4) Form of Convening:	On-site voting

2.	Items to be considered at the EGM:

To consider and, if deemed fit, approve the following resolutions as ordinary resolutions:

(i) “THAT the Product Supply and Sales Services Framework Agreement (as defined in the Company’s continuing connected transactions announcement published in “China Securities” and “Shanghai Securities News” on 22 October 2007 (the “Announcement”) or the Company’s the continuing connected transactions circular to its H shareholders dated 29 October 2007 (the “Circular”)) and the Continuing Connected Transactions (as defined in the Company’s Announcement or Circular) contained therein be and is hereby generally and unconditionally approved and confirmed, and that any director of the Company be and is hereby authorized to do allacts and things and execute all documents which may in his or her opinion be necessary, desirable or expedient to implement and give effect to any of the matters relating to, or incidental to, the Product Supply and Sales Services Framework Agreement.”

(ii) “THAT the Comprehensive Services Framework Agreement (as defined in the Company’s Announcement or Circular) contained therein be and is hereby generally and unconditionally approved and confirmed, and that any director of the Company be and is hereby authorized to do all acts and things and execute all documents which may in his or her opinion be necessary, desirable or expedient to implement and give effect to any of the matters relating to, or incidental to, the Comprehensive Services Framework Agreement.”

(iii) “THAT the caps for each of the Continuing Connected Transactions (as defined in the Company’s Announcement or Circular) for the years ending 31 December 2008, 31 December 2009 and 31 December 2010 be and are hereby generally and unconditionally approved.”

3.	Attendees of the meeting

(1) Holders of the Company’s shares whose names appear on the Register of Members of the Company as at close of trading on 12 November 2007 (Monday) or their proxies are entitled to attend the Company’s EGM. They shall complete the notice of attendance and return it to the Company by 22 November 2007. For details, please refer to the notice of attendance for the EGM.

(2) The Directors, the supervisors and the senior management of the Company.

(3) Representatives of professional intermediaries engaged by the Company and guests invited by the board of directors.

4.	Method of registration:

(1) Please complete the notice of attendance for the EGM. For details, please refer to the notice of attendance.

(2) Registration period: 13 November 2007 to 22 Novemeber 2007.

(3) Registration address: For details, please refer to the notice of attendance for the EGM.

By order of the Board
Zhang Jingming
Company Secretary

Shanghai, the PRC, 29 October 2007

As at the date of this announcement, the executive directors of the Company are Rong Guangdao, Du Chongjun, Han Zhihao, Shi Wei, Li Honggen and Dai Jinbao; the non-executive directors of the Company are Lei Dianwu and Xiang Hanyin, and the independent non-executive directors of the Company are Chen Xinyuan, Sun Chiping, Jiang Zhiquan and Zhou Yunnong.

Notes:

1. Shareholders whose names are registered in the register of members of the Company on close of trade on 12 November 2007 are entitled to attend and vote at the EGM. Holders of the Company’s H- shares should note that the register of members of the Company’s H- shares will be closed from 13 November 2007 to 12 December 2007, both days inclusive, during which period no transfer of shares will be effected. Holders of the Company’s H-shares who wish to attend the EGM should lodge transfer documents and the relevant share certificates with the Company’s H share registrar, Computershare Hong Kong Investor Services Limited, at 17/F, Hopewell Centre, 183 Queen Road East, Hong Kong by 4:00 p.m. on 12 November 2007.

2. Shareholders who intend to attend the EGM are required to send the notice of attendance to the registered address of the Company by 22 November 2007. Please refer to the form of notice of attendance for details.

3. Any shareholder entitled to attend and vote at the EGM is entitled to appoint one or more proxies to attend and vote on his or her behalf. A proxy need not be a shareholder of the Company. Shareholders must appoint a proxy in writing. Such instrument should be signed by the person appointing the proxy or by such person’s authorized representative. If the form of proxy is signed by another person so authorized by the shareholder, the power of attorney or other authorizing document must be certified by a notary. The notarially certified power of attorney or other authorizing document together with the form of proxy must be returned to the registered address of the Company not later than 24 hours prior to the commencement of the EGM. A form of proxy is enclosed herewith. The completion and deposit of a form of proxy will not preclude any shareholder from attending and voting at the EGM.

4. Each shareholder (or his or her proxy) shall be entitled to one vote for each share held. If a shareholder has appointed more than one proxy to attend the meeting, the voting rights can only be exercised by way of poll, if a poll is demanded in accordance with the articles of association of the Company.

5. The EGM is expected to last for half a day. Shareholders attending the EGM shall be responsible for their own transportation and accommodation expenses.

6. In accordance with the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited and the Shanghai Stock Exchange, as at the Latest Practicable Date (as defined in the Company’s Announcement or Circular), only China Petroleum and Chemical Corporation and its associates are interested in the Continuing Connected Transactions (as defined in the Company’s Announcement or Circular), and shall abstain from voting on the above resolutions. The votes to be taken at the EGM will be taken by poll, the results of which will be announced after the EGM.